FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2010
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



Q2 F2010
SECOND QUARTER ENDED 31 DECEMBER 2009
News release
Q2 F2010 results
– Unaudited results –
www.goldfields.co.za

Net earnings increase by 40% to R1.4 billion

JOHANNESBURG. 4 February 2010, Gold Fields Limited (NYSE & JSE: GFI) today announced net earnings for the December 2009 quarter of R1,409 million compared with earnings of R1,007 million and R483 million in the September 2009 and the December 2008 quarters respectively. In US dollar terms net earnings for the December 2009 quarter was US$187 million, compared with US$129 million and US$54 million for the September 2009 and December 2008 quarters respectively.

Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of profit or loss of associates after taxation for the December 2009 quarter was R1,022 million compared with earnings of R625 million and R542 million in the September 2009 and the December 2008 quarters respectively. In US dollar terms this equates to US$135 million for the December 2009 quarter, compared with US$80 million and US$60 million for the September 2009 and December 2008 quarters respectively.

December 2009 quarter salient features:

- Attributable gold production of 900,000 ounces;
- Total cash cost similar to previous quarter at R147,648 per kilogram, but up 5 per cent in dollar terms from US$586 per ounce to US$613 per ounce due to stronger rand;
- Notional cash expenditure up 4 per cent from R207,754 per kilogram (US$826 per ounce) to R216,830 per kilogram (US$900 per ounce);
- South Deep production up 10 per cent on previous quarter and 50 per cent year on year;
- Cerro Corona production of 98,400 equivalent ounces up 60 per cent year on year.

Interim dividend number 72 of 50 SA cents per share is payable on 1 March 2010.

Statement by Nick Holland, Chief Executive Officer of Gold Fields:

Gold Fields has again benefited from the higher gold price delivering a 40 per cent increase in earnings for the quarter ended 31 December 2009. This significant increase was achieved against a background of mainly safety related challenges.

I deeply regret the six fatal accidents at the South African operations during the quarter and we extend our condolences and sympathy to the families of our colleagues. Safety is our number one value and we remain committed not to mine if we cannot mine safely, and to apply, without exception, our safety rules.

In the South Africa region, Beatrix has maintained its consistency, while South Deep remains on-track to deliver its 300,000 ounce target for the fiscal year. Driefontein halted production for seven days, or almost one third of December's production, mostly due to a major seismic event that occurred on 6 December 2009. Kloof was also held back by safety stoppages in line with the "Stop, Think, Fix, Verify and Continue" philosophy. However, both these mines' performances in the earlier part of the quarter were robust and the end result was that their production was similar quarter-on-quarter. That said, both operations can and should do better, and our focus during 2010 is to achieve greater consistency at these two flagship operations.

Discussions have commenced with unions, associations and the DMR regarding the introduction of a six day work week to ameliorate the effects of the Christmas and Easter breaks, and lost shifts due to safety and other stoppages. The objective is to improve efficiencies while maintaining current conditions of employment, especially working hours, in order to create a more sustainable environment and to avoid possible retrenchments.

In the West Africa region, Tarkwa had a steady quarter and looks set for a good 2010. Damang was affected by a 13-day accelerated re-build of the SAG mill, prompting significant repair work which should sustain this operation well into the future. We look forward to an improved performance from West Africa over the next half year, as a result of improved efficiencies and throughput.

In the South America region, optimisation strategies continue to deliver outstanding results at Cerro Corona. The quarter-on-quarter increase of 11 per cent in gold equivalent ounces is especially pleasing as the mine benefits from a stronger copper price and higher production.

In the Australasia region, Agnew also delivered a solid performance. Production at St Ives decreased slightly quarter-on-quarter mainly due to continued rehabilitation work at the Belleisle underground operation, which is expected to be completed in the next few weeks.

The focus for the next half year will continue to be on safe production, development to ensure improved flexibility, as well as on our promising exploration portfolio.

Stock data			JSE Limited – (GFI)	
Number of shares in issue			Range - Quarter	ZAR96.50 – ZAR114.74
- at end December 2009	705,374,565		Average Volume - Quarter	2,623,351 shares / day
- average for the quarter	705,213,542		NYSE – (GFI)	
Free Float	100%		Range - Quarter	US$12.69 – US$15.82
ADR Ratio	1:1		Average Volume - Quarter	6,500,378 shares / day
Bloomberg / Reuters	GFISJ / GFLJ.J			

| SOUTH AFRICAN RAND | | | | | Salient features | | | UNITED STATES DOLLARS | | | | |
| Six months to | | Quarter | | | | | | Quarter | | | Six months to | |
Dec 2008	Dec 2009	Dec 2008	Sep 2009	Dec 2009				Dec 2009	Sep 2009	Dec 2008	Dec 2009	Dec 2008
50,910	56,145	26,093	28,165	27,981	kg	Gold produced*	oz (000)	900	906	839	1,806	1,637
153,685	147,495	153,893	147,343	147,648	R/kg	Total cash cost	$/oz	613	586	487	600	544
235,408	212,277	244,210	207,754	216,830	R/kg	Notional cash expenditure	$/oz	900	826	774	863	834
26,048	27,576	13,350	13,559	14,017	000	Tons milled	000	14,017	13,559	13,350	27,576	26,048
234,413	252,464	250,058	241,164	263,828	R/kg	Revenue	$/oz	1,096	959	792	1,026	830
337	338	340	343	333	R/ton	Operating costs	$/ton	44	44	35	44	38
4,140	6,265	2,566	2,787	3,478	Rm	Operating profit	$m	463	356	268	819	472
32	40	36	38	43	%	Operating margin	%	43	38	36	40	32
522	2,416	483	1,007	1,409	Rm	Net earnings/(loss)	$m	187	129	54	316	59
80	343	74	143	200	SA c.p.s.		US c.p.s.	27	18	8	45	9
523	1,833	484	452	1,381	Rm	Headline earnings	$m	182	58	55	240	60
80	260	74	64	196	SA c.p.s.		US c.p.s.	26	8	8	34	9
663	1,647	542	625	1,022	Rm	Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of profit/(loss) of associates after taxation	$m	135	80	60	215	76
101	234	83	89	145	SA c.p.s.		US c.p.s.	20	11	10	31	12

* All salient features given above are managed figures except for gold produced which is attributable equivalent production.
All companies are wholly owned except for Ghana (71.1%) and Cerro Corona (80.7%).
Gold produced (and sales) throughout this report includes copper gold equivalents of approximately 6%.

Forward Looking Statements

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations; and new legislation affecting mining and mineral rights; changes in exchange rates; currency devaluations; inflation and other macro-economic factors, industrial action, temporary stoppages of mines for safety reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Health and safety

We regret to report that six fatal accidents occurred at the South African operations during the December quarter. Accidents occurred at Kloof and South Deep, with four accidents at Driefontein. Two of the fatal accidents at Driefontein were related to seismic events, with the remaining fatal accidents linked to a variety of agencies. West Africa, South America and Australia remained fatality free.

The Group's fatal injury frequency rate remained unchanged at 0.14 for the December quarter. The lost time injury frequency rate improved by 2 per cent from 4.21 in the September quarter to 4.11 in the December quarter. The serious injury frequency rate regressed from 2.02 to 2.33. When comparing trends to a year ago the fatality injury frequency rate improved from 0.15 to 0.14. The lost time injury frequency rate and the serious injury frequency rate improved by 16 per cent from 4.92 to 4.21 and by 13 per cent from 2.69 to 2.33 respectively.

Safe production remains our number one priority and is pursued through the rollout of the Gold Fields Safe Production Rules. These Safe Production Rules are further underpinned by visibly felt leadership, development and counselling. Continued attention is also being paid to management systems and procedures and such systems are further strengthened through major drives on fall of ground prevention, seismic risk reduction and good housekeeping practices.

Financial review
Quarter ended 31 December 2009 compared with quarter ended 30 September 2009

Revenue
Attributable gold production for the December 2009 quarter amounted to 900,000 ounces compared with 906,000 ounces in the September quarter. At the South African operations, production decreased marginally from 527,000 ounces to 523,000 ounces. Attributable gold production at the West African operations decreased by 4 per cent from 161,000 ounces to 155,000 ounces. Attributable equivalent gold production at the South American operation increased by 11 per cent from 72,000 ounces in the September quarter to 79,000 ounces in the December quarter. At the Australian operations gold production decreased by 2 per cent from 146,000 ounces to 143,000 ounces.

At the South African operations, gold production in the December quarter at South Deep increased by 10 per cent mainly due to higher underground volumes as the mine builds its production base. At Beatrix, gold production was similar despite lower yields. Gold production at Kloof was similar despite lower volumes resulting from a mine wide safety stoppage following a fatality. This was mostly offset by improved yields. At Driefontein, gold production was similar despite a seven day mine wide safety stoppage as a result of a seismic event which resulted in lower volumes mined and processed from the higher grade areas.

At the West African operations, managed gold production at Tarkwa decreased by 1 per cent mainly due to lower volumes mined and lower yields. At Damang, gold production decreased by 12 per cent due to a 13 day accelerated mill re-build.

In South America, Cerro Corona produced 98,400 equivalent ounces and sold 99,900 equivalent ounces, which is 11 per cent and 12 per cent higher than the previous quarter respectively.

At the Australian operations, Agnew's gold production increased by 2 per cent due to higher volumes processed. At St Ives, gold production decreased by 4 per cent mainly due to lower underground grades from Belleisle.

The average quarterly US dollar gold price achieved increased 14 per cent from US$959 per ounce in the September quarter to US$1,096 per ounce in the December quarter. The average rand/US dollar exchange rate at R7.49 strengthened 4 per cent compared with the R7.82 achieved in the September quarter. However, the rand against the Australian dollar weakened by 5 per cent from R6.49 to R6.80. As a result of the above factors the rand gold price increased by 9 per cent from R241,164 per kilogram to R263,828 per kilogram. The Australian dollar gold price increased by 5 per cent from A$1,155 per ounce to A$1,208 per ounce.

Revenue increased from R7,416 million (US$948 million) in the September quarter to R8,067 million (US$1,076 million) in the December quarter, in line with the higher gold price.

Operating costs
Net operating costs decreased marginally from R4,629 million (US$592 million) in the September quarter to R4,589 million (US$613 million) in the December quarter. Total cash cost was similar in rand terms at R147,648 per kilogram but increased by 5 per cent in dollar terms from US$586 per ounce in the September quarter to US$613 per ounce in the December quarter due to the effect of converting the South African operations into dollars at the stronger rand exchange rate.

At the South African operations, operating costs increased by 1 per cent from R2,768 million (US$354 million) to R2,798 million (US$374 million). This increase was mainly due to increased costs at South Deep in line with the project build-up and increased planned maintenance costs at Kloof, partly offset by lower electricity costs at all the operations due to the lower summer electricity tariffs. Total cash cost at the South African operations increased by 2 per cent from R162,553 per kilogram (US$647 per ounce) to R165,707 per kilogram (US$688 per ounce).

At the West African operations, operating costs including gold-in-process movements decreased by 5 per cent from US$115 million (R903 million) in the September quarter to US$110 million (R824 million) in the December quarter. This was mainly due to the lower production. Total cash cost at the West African operations increased from US$513 per ounce in the September quarter to US$525 per ounce in the December quarter.

At Cerro Corona in South America, operating costs including gold-in-process movements increased from US$31 million (R242 million) to US$37 million (R277 million). This increase was mainly due to an increase in Workers Legal Participation of profit as a result of higher profitability and increased freight charges. Total cash cost at Cerro Corona increased from US$349 per ounce in the September quarter to US$377 per ounce in the December quarter.

At the Australian operations, operating costs including gold-in-process movements decreased from A$110 million (R716 million) to A$101 million (R690 million). This decrease was mainly due to the lower production and the termination of the Morgan Stanley royalty at St Ives in the September quarter. Total cash cost

increased by 2 per cent from US$626 per ounce (A$754 per ounce) to US$638 per ounce (A$703 per ounce).

Notional cash expenditure (NCE)
Notional cash expenditure is defined as operating costs (including general and administration) plus capital expenditure, which includes brownfields exploration, and is reported on a per kilogram and per ounce basis – refer to the detailed table on page 24 of this report.

The objective is to provide the all-in costs for the Group, and for each operation. The NCE per ounce is an important measure, as it determines how much free cash flow is generated in order to pay taxation, interest, greenfields exploration and dividends.

The NCE for the Group for the December quarter amounted to R216,830 per kilogram (US$900 per ounce) compared with R207,754 per kilogram (US$826 per ounce) in the September quarter.

At the South African operations, the NCE increased from R233,034 per kilogram (US$927 per ounce) in the September quarter to R242,050 per kilogram (US$1,005 per ounce) in the December quarter. At the West African operations, the NCE increased from US$678 per ounce to US$741 per ounce. At the South American operation, Cerro Corona, NCE increased by 3 per cent from US$599 per ounce in the September quarter to US$617 per ounce in the December quarter. NCE at the Australian operations increased from US$831 per ounce (A$1,002 per ounce) to US$956 per ounce (A$1,053 per ounce).

Operating margin
The net effect of the changes in revenue and costs, after taking into account gold-in-process movements, was a 25 per cent increase in operating profit from R2,787 million (US$356 million) in the September quarter to R3,478 million (US$463 million) in the December quarter. The Group operating margin was 43 per cent compared with 38 per cent in the September quarter. The margin at the South African operations increased from 30 per cent to 35 per cent. At the West African operations the margin increased from 47 per cent to 54 per cent. At Cerro Corona in South America the margin increased from 64 per cent to 66 per cent, while at the Australian operations the margin increased from 35 per cent to 41 per cent.

Amortisation
Amortisation decreased from R1,174 million (US$150 million) in the September quarter to R1,156 million (US$154 million) in the December quarter. At the South African operations amortisation increased from R606 million (US$78 million) to R613 million (US$82 million). This was mainly due to the increase in production at South Deep, partly offset by lower production at Kloof. At the West African operations, amortisation increased from US$28 million (R216 million) to US$31 million (R229 million) due to the amortisation of additional mining equipment at Tarkwa. At South America, amortisation decreased from US$14 million (R109 million) to US$13 million (R98 million) due to a reclassification of assets. At the Australian operations, amortisation decreased from US$27 million (R207 million) to US$24 million (R181 million) mainly due to less ounces mined from the more expensive Belleisle and Cave Rocks underground mines.

Other
Net interest paid of R23 million (US$3 million) in the December quarter compares with net interest paid of R49 million (US$6 million) in the September quarter. In the December quarter interest paid of R121 million (US$16 million) was partly offset by interest received of R78 million (US$10 million) and interest capitalised of R20 million (US$3 million). This compares with interest paid of R137 million (US$18 million) partly offset by interest received of R68 million (US$12 million) and interest capitalised of R20 million (US$3 million) in the September quarter.

The share of profit of associates after taxation of R44 million (US$6 million) in the December quarter compares with a loss of R16 million (US$2 million) in the September quarter. The profit of R44 million relates to equity accounted profits realised by Rand Refinery Limited (Rand Refinery) of R45 million (US$6 million), partially offset by equity accounted losses incurred at Rusoro of R1 million. The loss in the September quarter relates to equity accounted losses incurred at Rand Refinery of R3 million (US$nil million) and at Rusoro of R13 million (US$2 million).

The gain on foreign exchange of R8 million (US$1 million) in the December quarter compares with a loss of R63 million (US$8 million) in the September quarter. The gain in the December quarter mainly related to exchange gains on the conversion of offshore cash holdings into their functional currency. The loss in the September quarter was mainly due to foreign exchange losses on the repayment of Australian dollar intercompany loans.

The loss on financial instruments of R55 million (US$8 million) in the December quarter compares with a loss of R132 million (US$17 million) in the September quarter. The loss in the December quarter includes R50 million (US$7 million) realised losses and R7 million (US$1 million) unrealised losses on the Cerro Corona copper financial instruments, partially offset by a R2 million (US$nil million) gain on US$/ZAR forward cover contracts taken out during the quarter. Refer to page 18 of this report for more detail. The loss in the September quarter comprised R20 million (US$3 million) realised losses and R112 million (US$14 million) unrealised losses on the Cerro Corona copper financial instruments.

Share based payments were similar to the previous quarter at R121 million (US$16 million).

Other costs increased from R5 million (US$1 million) in the September quarter to R25 million (US$3 million) in the December quarter. This was mainly due to lower income from our insurance captives.

Exploration

Exploration expenditure increased from R133 million (US$17 million) in the September quarter to R168 million (US$22 million) in the December quarter due to increased drilling activity. Refer to the Exploration and Corporate Development section on page 11 of this report for more detail.

Exceptional items

The exceptional gain in the December quarter of R432 million (US$58 million) was mainly as a result of Gold Fields receiving an additional 4,057,762 Eldorado shares valued at R402 million (US$53 million), which were received as a result of Gold Fields exercising its top-up right in Eldorado Gold Corporation due to the completion of an agreement between Eldorado and Sino Gold, whereby Eldorado acquired all of the outstanding issued shares of Sino Gold. The balance of R30 million (US$4 million) was profit on the sale of our stake in an exploration junior. The exceptional gain in the September quarter of R667 million (US$85 million) was mainly as a result of a R447 million (US$57 million) profit on the sale of our stake in Sino Gold, a R282 million (US$37 million) profit on the sale of Eldorado shares, partially offset by a R57 million (US$7 million) impairment of sundry offshore exploration investments.

Taxation

Taxation for the quarter amounted to R831 million (US$111 million) compared with R638 million (US$82 million) in the September quarter, in line with the increase in taxable profit. The tax expense includes normal and deferred taxation at all operations, together with government royalties at the international operations.

Earnings

Net profit attributable to ordinary shareholders amounted to R1,409 million (US$187 million) or 200 SA cents per share (US$0.27 per share), compared with R1,007 million (US$129 million) or 143 SA cents per share (US$0.18 per share) in the September quarter.

Headline earnings i.e. earnings less the after tax effect of asset sales, impairments and the sale of investments amounted to R1,381 million (US$182 million) or 196 SA cents per share (US$0.26 per share), compared with earnings of R452 million (US$58 million) or 64 SA cents per share (US$0.08 per share) in the September quarter.

Earnings excluding exceptional items as well as gains and losses on foreign exchange, financial instruments and profit or losses of associates after taxation amounted to R1,022 million (US$135 million) or 145 SA cents per share (US$0.20 per share), compared with earnings of R625 million (US$80 million) or 89 SA cents per share (US$0.11 per share) reported in the September quarter.

Cash flow

Cash inflow from operating activities for the quarter amounted to R2,105 million (US$279 million), compared with R1,263 million (US$165 million) in the September quarter. This quarter on quarter increase of R842 million (US$114 million) was mainly due to the increase in profit before tax and exceptional items of R886 million (US$122 million), a decrease in taxation paid of R581 million (US$68 million), partially offset by decrease in exceptional items of R235 million (US$27 million) and an increase in working capital of R443 million (US$61 million).

Capital expenditure increased from R1,746 million (US$223 million) in the September quarter to R1,967 million (US$262 million) in the December quarter.

At the South African operations, capital expenditure increased from R1,050 million (US$134 million) in the September quarter to R1,137 million (US$152 million) in the December quarter. This increase was mainly at South Deep, in line with the build-up in production and due to increased expenditure at Kloof. Expenditure on Ore Reserve Development (ORD) in the December quarter at Driefontein, Kloof and Beatrix accounted for R147 million (US$19 million), R175 million (US$22 million) and R99 million (US$12 million), compared with R146 million (US$19 million), R174 million (US$22 million), and R95 million (US$12 million) in the September quarter respectively. The focus on development is in line with the stated need to increase flexibility at the South African operations.

At the West African operations, capital expenditure increased from US$36 million to US$43 million due to increased spend on waste removal at Teberebie and new mining equipment. In South America, at Cerro Corona, capital expenditure increased from US$22 million to US$24 million mainly due to construction work on the Tailings Management Facility. At the Australian operations, capital expenditure increased from A$36 million to A$46 million for the quarter. At St Ives, capital expenditure increased from A$23 million to A$31 million due to excavation of a box-cut at Athena and related infrastructure development. Capital expenditure increased from A$13 million to A$15 million at Agnew due to increased underground capital development at Kim and Main Lode.

Purchase of investments of R89 million (US$12 million) mainly reflects the purchase of the remaining interest in Glencar. Glencar is now wholly owned by Gold Fields.

Proceeds on the disposal of investments of R53 million (US$7 million) reflects the sale of a holding in a junior exploration company.

Net cash outflow from financing activities in the December quarter amounted to R631 million (US$83 million). Loans received in the December quarter amounted to R3.8 billion (US$509 million). This included loans received of R2.2 billion (US$294 million) via the issue of commercial paper and an offshore facility of R1.6 billion (US$221 million) which was swapped for a less expensive facility.

Loans repaid amounted to R4.5 billion (US$596 million), mainly made up of R1.7 billion (US$234 million) repayment of an offshore facility, R1.4 billion on the refinancing of the South African commercial paper, replacement of working capital loans of R1 billion (US$127 million) and R308 million (US$40 million) repayment of a project finance facility.

Net cash outflow for the quarter at R534 million (US$72 million) compares with a net cash outflow of R439 million (US$58 million) in the September quarter. After accounting for a positive translation adjustment of R85 million (US$2 million), the cash balance at the end of December was R1,828 million (US$239 million). The cash balance at the end of September was R2,278 million (US$309 million), a net decrease of R450 million (US$70 million) for the quarter.

Balance sheet (Investments and net debt)
Investments increased from R1,164 million (US$158 million) at 30 September 2009 to R1,647 million (US$215 million) at 31 December 2009. This increase was mainly due to the Eldorado shares received as part of the top-up agreement.

Net debt (long-term loans plus current portion of long-term loans less cash and deposits) decreased marginally from R6,694 million (US$908 million) in the September quarter to R6,669 million (US$871 million) in the December quarter.

Detailed and operational review
South African operations

Gold Fields has recently made representation to the National Energy Regulator of South Africa (NERSA) regarding the proposed electricity increases over the next three years and the increased threat this represents to the sustainability of the industry. Electricity costs which amounted to some R800 million two years ago has more than doubled to R1.7 billion and is expected to increase by a further 146 per cent to R4 billion in the next three years should the mooted three year annual increase of 35 per cent be implemented. As can be seen in Project 3M below, strategies have been implemented and consumption has been successfully reduced, improving costs and efficiencies.

Cost and revenue optimisation initiatives
During financial 2008, the South African operations reviewed the suite of projects under Project 500 and identified the following for implementation over two to three years.

Project 1M
Project 1M is a productivity initiative that aims to improve quality mining volumes by increasing the face advance by between 5 and 10 per cent per annum, based on financial year 2009 actuals. This should translate to similar improvements in tons broken over the same period.

This should be achieved through the following key improvement initiatives:
- drilling and blasting practices to improve advance per blast;
- support, cleaning and sweeping practices to improve blasting frequency;
- mining cycle, labour availability and training; and
- improved pay face availability.

The planned increase in face advance targets should translate in improved underground production, which will reflect in improved labour efficiencies, lower unit mining costs and improved revenue. Although an improvement in face advance of 1 per cent quarter on quarter was achieved, this improvement has not translated into improved underground production due to current limited pay face flexibility.

Project 2M
Project 2M is a technology initiative aimed at mechanising all flat-end development (i.e. development on the horisontal plane) at the long-life shafts of Driefontein, Kloof and Beatrix by the end of financial year 2010. South Deep is excluded as it is already a fully mechanised mine. The aim of the project is to improve safety and development productivity, reduce development costs and increase ore reserve flexibility. The project achieved a 5 per cent improvement in the mechanisation rate for the quarter, up to 52 per cent of flat-end development, targeting 100 per cent mechanisation rate by 30 June 2010. Unit cost, equipment efficiency and labour productivity are improving as teams are gaining more experience with the mechanised equipment. Safety improvements to date are very encouraging, without any serious injuries recorded on the development drill rigs for the financial year.

Project 3M
Project 3M is a suite of projects focused on reducing energy and utilities consumption, work place absenteeism and surface ("above-ground") costs, including supply chain.

Electricity consumption targets for financial 2010 were set to maximise production within the Eskom limits of 90 per cent. During the December quarter, the challenge has been met on consumption, but the actual tariff of electricity has increased by 36 per cent compared with financial 2009. Various projects are in progress to reduce consumption further, including the introduction of three chamber pump systems which will use the gravitational force of chilled service water from surface to pump out warm underground water, thereby improving efficiency and reducing electricity costs at Driefontein and Kloof. Also at these operations, real time monitoring of power consumption has been introduced at all major points of delivery and pump efficiencies continue to improve.

A project is currently underway to reduce consumption by another 10 per cent in two to three years. This is a medium term project and will require fundamental technology changes. Nonetheless, further savings from the existing configuration are possible. The project to reduce diesel consumption delivered mixed results. This quarters' consumption unfortunately regressed due to the production build-up at South Deep.

The work place absenteeism project ("Unavailables project") aims to ameliorate the impact of work place absenteeism on production and costs by targeting a reduction from 14 per cent to 10 per cent by the end of financial 2010. A target of 2 per cent in each of financial 2009 and 2010 was set. The target of 2 per cent reduction was achieved in financial 2009 mainly due to reduced incidences of industrial action and more diligent labour management. Progress was made during the December quarter, but the rollover of a very heavy influenza season and memorial days due to fatal accidents negated progress.

The above-ground cost project aims to reduce surface costs by at least R150 million per annum by the end of financial 2010.

Projects in place to reduce above ground cost were the following:
- Shared Services: savings for the quarter were R14 million (year to date R26 million). These savings were realised by optimisation of process, labour, discounts received and inventory.
- Training expenditure: a focused strategy to service our core business is being developed. Benefits of this re-aligned strategy for the quarter amounted to R8 million (year to date R15 million).
- South African operations (various small projects): savings for the quarter amounted to R28 million (year to date R34 million).
- Supply chain projects: contracted savings for the quarter amounted to R11 million (year to date R43 million). These benefits were delivered through competitive tendering on conveyor belts, valves, tyres and various repair contracts and also certain contractual rise and fall arrangements.

Some price inflation was experienced in cost areas such as permanent support and some steel bearing products such as lifting equipment, rails and fittings and steel balls.

Project 4M

Project 4M focuses on the Mine Health and Safety Council (MHSC) milestones agreed to on 15 June 2003 by a tripartite health and safety summit comprising representatives from Government, organised Labour Unions and Associations, and mining companies. The focus is on achieving occupational health and safety targets and milestones over a 10-year period. The commitment was driven by the need to achieve greater improvements in occupational health and safety in the mining industry.

In order to meet the noise induced hearing loss target the company is focusing on the noise at source. A target was set by the MHSC that no machine or piece of equipment may generate a noise level in excess of 110 dB (A) after December 2013. A number of action plans have been put in place to meet this target based on the highest potential exposure source. Action plans to reduce the noise at source cover all auxiliary fans, pneumatic loaders and diamond drills. Progress to date is encouraging and for the three interventions, is 90 per cent, 67 per cent and 91 per cent complete respectively.

Silicosis is one of the biggest health risks in the Gold Mining Industry. In order to meet the silicosis targets set by the MHSC the company has put several interventions in place.

During the December quarter individual gravimetric dust sample measurements taken were within the limits of not more than 5 per cent of the occupational exposure limits of 0.1 milligrams per cubic metre. Progress against interventions is monitored quarterly.

Project 5M
Uranium project

Gold Fields is undertaking a feasibility study focused on exploring the economic potential of processing its South African tailings storage facilities (TSFs) to recover uranium, gold and sulphur and its underground reserves of uranium and sulphur which continue to be by-products of gold mining. A bankable feasibility study began in July 2009 to optimise the best option identified during the pre-feasibility study, also referred to as the project base case study. The feasibility study test work and engineering for the base case study has been completed. The capital cost model for the base case study is being refined and is currently going through final review. The operating cost model for the project has also been fully developed and is under review. Current project activities include the development of a project execution plan inclusive of the project implementation schedule, the development of possible project phasing options and optimisation of cash flow requirements.

Parallel to completing the base case study, the task team has identified a number of value engineering opportunities which require further investigation. These opportunities are largely related to metallurgical pilot plant test work results achieved during the feasibility study test programme and relate to the phasing of certain sections of the project and resources to be treated. The technical scope of work, for the value engineering work, has been fully developed and will be evaluated during the March quarter for possible inclusion into the base case study.

The legislative approval process has advanced significantly with the completion of the entire technical site investigation process. Appropriate engineering solutions have been developed to mitigate all potential impacts which may arise from the new centralised tailings storage facility (CTSF) and associated infrastructure. The primary impacts of the CTSF relate to potential ground water contamination and dust pollution. Predictive modelling techniques were used to determine the long term impacts on the environment and the effectiveness of the mitigation strategies developed for the different impacts. The outcomes of the environmental impact assessment were subjected to a second round of independent peer reviews. The environmental impact

report is in final draft format. The legal review of the process is expected to be completed shortly. The second phase of the public participation process is scheduled to take place during February 2010, with final submission of the environmental impact report to the authorities by the end of February 2010.

The marketing studies related to sulphuric acid and uranium were completed during the past quarter. Cost models have been developed for marketing, refining and logistics associated with the disposal of these two commodities. The marketing strategy for uranium and surplus acid is pending, and discussions with potential buyers and consumers of these commodities are ongoing.

The feasibility study for the base case should be completed within the approved budget for the project. Current commitments amount to R95 million and the expected cost to complete the base case feasibility study amounts to R106 million. The value engineering process will require an additional R12 million. The bankable feasibility study, inclusive of the value engineering work, is expected to be R118 million. The feasibility study is on schedule for completion by the end of the March quarter, with the regulatory processes expected to be completed by the end of September 2010.

Integrated continuous improvement initiatives and strategic sourcing/ contract benefits

The following areas of price inflation and cost reductions were achieved:

Australasia

Around A$5 million future multi-year estimated contract tender/negotiation benefits were delivered during the December quarter (based on current baseline and not discounted for inflation). These benefits were achieved through competitive tendering and negotiations in areas such as fuel supply, assay pricing, flight services and haulage. A development contract was established during the quarter to ensure delivery of a quicker turnaround time from development metres to ore delivery from new mines. Marginal inflation increases were experienced for the quarter in areas such as explosives, grinding balls, fuel and gas.

West Africa

Overall the Gold Fields commodity spend basket inflation is lower than Ghana general CPI.

South America

Continued commodity deflation was experienced due to price reductions in areas such as ammonia nitrate/explosives and grinding balls. However, inflation increases were experienced in areas such as flocculants, general chemicals and lubricants.

* Based on an exchange rate of US$1 = R7.45

South Africa region

Driefontein

		Dec 2009	Sep 2009
Gold produced	- kg	5,825	5,893
	- 000'oz	187.3	189.5
Yield - underground	- g/t	7.2	7.3
- combined	- g/t	3.8	3.8
Total cash cost	- R/kg	154,678	154,387
	- US$/oz	642	614
Notional cash expenditure	- R/kg	208,103	207,416
	- US$/oz	864	825

Gold production decreased from 5,893 kilograms (189,500 ounces) in the September quarter to 5,825 kilograms (187,300 ounces) in the December quarter mainly due to a decrease in underground yield, partially offset by an increase in underground volumes. Underground tons increased from 708,000 tons in the September quarter to 720,000 tons in the December quarter, but were significantly impacted by a seven day production stoppage, or almost one third of the December month's production, due to a major seismic event. Surface tons decreased marginally from 832,000 tons to 829,000 tons. Underground yield decreased from 7.3 grams per ton to 7.2 grams per ton due to lower volumes from the higher grade shafts. Surface yield declined from 0.9 grams per ton in the September quarter to 0.8 grams per ton in the December quarter mainly due to changes in the mix.

Main development decreased by 4 per cent for the quarter and on-reef development decreased by 3 per cent. The average development value decreased from 1,625 centimetre grams per ton in the September quarter to 1,209 centimetre grams per ton in the December quarter, primarily due to lower values at 1 shaft and 4 shaft.

Operating costs decreased from R950 million (US$122 million) to R938 million (US$125 million). The decrease in operating costs is mainly due to lower electricity costs as a result of lower summer tariffs, partly offset by increased stores and labour costs. Total cash cost increased marginally from R154,387 per kilogram (US$614 per ounce) to R154,678 per kilogram (US$642 per ounce).

Operating profit increased from R467 million (US$60 million) in the September quarter to R592 million (US$79 million) in the December quarter mainly due to the higher rand gold price received.

Capital expenditure at R274 million (US$37 million) was similar to the previous quarter's spending of R272 million (US$35 million).

Notional cash expenditure increased marginally from R207,416 per kilogram (US$825 per ounce) to R208,103 per kilogram (US$864 per ounce).

March 2010 quarter's gold production is estimated to be lower than the December quarter due to a slow start-up after the Christmas break. Total cash cost is expected to increase due to the senior officials annual salary increases and increases in support costs. Capital expenditure is expected to be lower than the previous quarter.

The estimate for the March 2010 quarter is as follows:
- Gold produced – 5,000 kilograms (161,000 ounces)
- Total cash cost* – R178,000 per kilogram (US$745 per ounce)
- Capital expenditure* – R250 million (US$34 million)
- Notional cash expenditure* – R236,000 per kilogram (US$985 per ounce)

Kloof

		Dec 2009	Sep 2009
Gold produced	- kg	4,887	5,024
	- 000'oz	157.1	161.5
Yield - underground	- g/t	7.5	6.7
- combined	- g/t	4.6	4.8
Total cash cost	- R/kg	169,306	162,818
	- US$/oz	703	648
Notional cash expenditure	- R/kg	233,804	217,456
	- US$/oz	971	865

Gold production decreased from 5,024 kilograms (161,500 ounces) in the September quarter to 4,887 kilograms (157,100 ounces) in the December quarter mainly due to a mine wide safety related stoppage following a fatality and some infrastructural stop and fix activities. Underground tonnage decreased from 713,000 tons to 612,000 tons but was partially offset by an increase in yield from 6.7 grams per ton to 7.5 grams per ton. The increase in yield was due to a 21 per cent increase in the underground broken grade which was partially offset by a lower Mine Call Factor at 3 shaft and 4 shaft.

Total main development was 2 per cent lower for the quarter, although on-reef development improved by 24 per cent. The average main development value was similar quarter on quarter at 2,471 centimetre grams per ton.

Operating costs increased from R848 million (US$109 million) in the September quarter to R863 million (US$115 million) in the December quarter. The increase in operating costs was mainly due to planned maintenance cost, partly offset by a decrease in electricity cost. Total cash cost increased by 4 per cent, from R162,818 per kilogram to R169,306 per kilogram due to a combination of increased cost and lower production.

Operating profit increased from R361 million (US$46 million) in the September quarter to R423 million (US$56 million) in the December quarter due to the higher gold price received.

Capital expenditure increased from R244 million (US$31 million) to R280 million (US$37 million) mainly due to increased expenditure on housing projects and hydropower equipment.

Notional cash expenditure increased by 8 per cent from R217,456 per kilogram to R233,804 per kilogram mainly due to the lower gold produced and a higher capital expenditure.

Gold production for the March 2010 quarter is estimated to decrease due to a slow start-up after the Christmas break. Total cash cost per ounce is estimated to increase mainly as a result of the lower production. Capital expenditure is planned to decrease.

The estimate for the March 2010 quarter is as follows:
- Gold produced – 4,500 kilogram (145,000 ounces)
- Total cash cost* – R180,000 per kilogram (US$750 per ounce)
- Capital expenditure* – R250 million (US$34 million)
- Notional cash expenditure* – R242,000 per kilogram (US$1,010 per ounce)
* Based on an exchange rate of US$1 = R7.45

Beatrix

		Dec 2009	Sep 2009
Gold produced	- kg	**3,318**	3,437
	- 000'oz	**106.7**	110.5
Yield	- g/t	**4.1**	4.3
Total cash cost	- R/kg	**167,722**	165,900
	- US$/oz	**696**	660
Notional cash expenditure	- R/kg	**220,766**	215,595
	- US$/oz	**917**	858

Gold production decreased by 3 per cent from 3,437 kilograms (110,500 ounces) in the September quarter to 3,318 kilograms (106,700 ounces) in the December quarter. Tons milled increased from 791,000 tons to 816,000 tons but this was offset by a decrease in yield from 4.3 grams per ton in the September quarter to 4.1 grams per ton for the December quarter. The decrease in yield was due to a lower Mine Call Factor which decreased from 81 per cent in the September quarter to 76 per cent in the December quarter.

Development volumes showed an increase of 12 per cent quarter on quarter. The increase was mainly at 3 shaft. Total main development increased from 7,014 metres to 7,879 metres at an average value of 1,919 centimetre grams per ton for the quarter compared with 1,226 centimetre grams per ton for the September quarter, with the increase in grade mainly at the West and North sections.

Operating costs decreased by 3 per cent from R591 million (US$76 million) in the September quarter to R576 million (US$77 million) in the December quarter. The decrease in costs was mainly due to lower summer electricity tariffs. Total cash cost increased by 1 per cent from R165,900 per kilogram in the September quarter to R167,722 per kilogram in the December quarter.

Operating profit increased from R235 million (US$30 million) in the September quarter to R302 million (US$40 million) in the December quarter mainly due to the higher rand gold price received.

Capital expenditure increased by 5 per cent from R150 million (US$19 million) in the September quarter to R156 million (US$21 million) in the December quarter mainly due to engineering infrastructure maintenance and increased ore reserve development.

Notional cash expenditure increased from R215,595 per kilogram (US$858 per ounce) to R220,766 per kilogram (US$917 per ounce) mainly due to the lower gold production.

Gold production is estimated to be lower in the March quarter due to a slow start-up after the Christmas break. Total cash cost is expected to increase mainly due to the lower gold production. Capital expenditure is expected to decrease.

The estimate for the March 2010 quarter is as follows:
- Gold produced – 3,000 kilogram (96,000 ounces)
- Total cash cost* – R182,000 per kilogram (US$760 per ounce)
- Capital expenditure* – R140 million (US$19 million)
- Notional cash expenditure* – R235,000 per kilogram (US$980 per ounce)
- * Based on an exchange rate of US$1 = R7.45.

South Deep project

		Dec 2009	Sep 2009
Gold produced	- kg	**2,227**	2,032
	- 000'oz	**71.6**	65.3
Yield - underground	- g/t	**6.2**	6.5
- combined	- g/t	**5.6**	5.1
Total cash cost	- R/kg	**183,655**	179,921
	- US$/oz	**763**	716
Notional cash expenditure	- R/kg	**380,647**	375,344
	- US$/oz	**1,581**	1,493

Gold production at South Deep increased by 10 per cent from 2,032 kilograms (65,300 ounces) in the September quarter to 2,227 kilograms (71,600 ounces) in the December quarter. This increase was due to improved mining volumes as the mine builds its production base. Underground ore processed increased by 10 per cent from 347,000 tons in the September quarter to 383,000 tons in the December quarter albeit at a slightly lower yield. The combined yield increased from 5.1 grams per ton to 5.6 grams per ton due to a decrease in low grade surface tonnage from 52,000 tons to 12,000 tons quarter on quarter.

Development decreased by 4 per cent during the December quarter from 2,715 metres to 2,606 metres. The new mine capital development in phase 1, sub 95 level, decreased by 25 per cent for the December quarter from 1,361 metres to 1,016 metres. This decrease was due to the mining of larger dimension infrastructure on 110 and 110a levels which required more ground support. Mechanised equipment breakdowns also contributed to this decrease. Focus has been placed on planned maintenance processes to address this. Development in the current mine areas above 95 level increased by 7 per cent for the December quarter from 1,298 metres to 1,394 metres. Raise boring increased from 57 metres in the September quarter to 196 metres in the December quarter.

Operating costs increased by 11 per cent from R379 million (US$48 million) in the September quarter to R421 million (US$56 million) in the December quarter in line with the build-up in employees for FULCO and the introduction of a more competitive remuneration package for trackless operators. The total cash cost increased by 2 per cent from R179,921 per kilogram in the September quarter to R183,655 per kilogram in the December quarter.

Operating profit increased by 54 per cent from R109 million (US$14 million) in the September quarter to R168 million (US$22 million) in the December quarter. This was due to the increased gold production and the 9 per cent increase in the gold price received for the December quarter.

Capital expenditure increased by 11 per cent from R384 million (US$49 million) in the September quarter to R427 million (US$57 million) in the December quarter, in line with the project build-up. The increased expenditure was mainly on mechanised equipment, the new tailings dam and secondary support.

Notional cash expenditure increased from R375,344 per kilogram (US$1,493 per ounce) to R380,647 per kilogram (US$1,581 per ounce) due to the increase in operating cost and capital expenditure.

South Deep will continue to focus on delivering the build-up to the planned development metres, the completion of the Twin Shaft infrastructure, the new tailings dam and delivery of increased gold production.

The estimate for the March 2010 quarter is as follows:
- Gold produced – 2,200 kilograms (71,000 ounces)
- Total cash costs* – R192,000 per kilogram (US$800 per ounce)
- Capital expenditure* – R428 million (US$57 million)
- Notional cash expenditure* – R394,000 per kilogram (US$1,640 per ounce)
- * Based on an exchange rate of US$1 = R7.45

West Africa region
Ghana

Tarkwa

		Dec 2009	Sep 2009
Gold produced	- 000'oz	172.8	175.1
Yield - heap leach	- g/t	0.5	0.6
- CIL plant	- g/t	1.4	1.4
- combined	- g/t	1.0	1.1
Total cash cost	- US$/oz	492	480
Notional cash expenditure	- US$/oz	728	690

Gold production decreased from 175,100 ounces in the September quarter to 172,800 ounces in the December quarter. This was mainly due to a marginally lower combined yield and lower volumes processed at the CIL plant.

Total tons mined, including capital stripping, increased from 31.6 million tons in the September quarter to 31.9 million tons in the December quarter. Ore mined was down to 5.1 million tons compared with the previous quarter's 5.3 million tons. Head grade for the December quarter was 1.18 grams per ton, marginally lower than September quarter's head grade of 1.20 grams per ton. The strip ratio increased from 5.01 in the September quarter to 5.26 in the December quarter, which is in line with the longer term plan to improve mining flexibility.

The total feed to the CIL plant was 2.70 million tons compared with 2.87 million tons in the September quarter. CIL yield was maintained at 1.4 grams per ton. The CIL plant produced 125,300 ounces in the December quarter compared with 129,000 ounces in the September quarter, mainly due to a decrease in throughput.

Total feed to the North heap leach at 2.31 million tons compares with 2.26 million tons in the September quarter. North heap leach yield for the quarter was maintained at 0.6 grams per ton. The high pressure grinder roller (HPGR) project at the South heap leach facilities was commissioned during November, a month ahead of schedule, and contributed 1,800 ounces. The heap leach facilities produced 47,500 ounces in the December quarter, 3 per cent higher than the 46,100 ounces produced in the September quarter

Operating costs, including gold-in-process movements, at US$82 million (R612 million) in the December quarter were US$2 million lower than the US$84 million (R657 million) in the September quarter. Operating costs decreased as a result of the increased gold-in-process at the heap leach sections.

Operating profit at US$109 million (R818 million) in the December quarter compares with the US$85 million (R663 million) achieved in the September quarter due to the higher gold price.

Capital expenditure increased from US$33 million (R255 million) to US$37 (R274 million) million for the December quarter, with new mining equipment, the HPGR project and pre-stripping at the Teberebie cutback being the major items for the quarter.

Notional cash expenditure for the quarter was US$728 per ounce, compared with the previous quarter's US$690 per ounce, reflecting the increased capital expenditure and reduced production.

Gold production for the March quarter is estimated to increase due to improved throughput. Capital expenditure should remain unchanged.

The estimate for the March 2010 quarter is as follows:
- Gold produced – 184,000 ounces
- Total cash cost – US$505 per ounce
- Capital expenditure – US$37 million
- Notional cash expenditure – US$725 per ounce.

Damang

		Dec 2009	Sep 2009
Gold produced	- 000'oz	45.3	51.4
Yield	- g/t	1.3	1.3
Total cash cost	- US$/oz	643	622
Notional cash expenditure	- US$/oz	791	637

Gold production decreased by 12 per cent from 51,400 ounces in the September quarter to 45,300 ounces in the December quarter. This decrease was mainly due to a 13 day accelerated re-build of the SAG mill.

Total tons mined, including capital stripping, increased by 32 per cent from 2.5 million tons in September quarter to 3.3 million tons in December quarter. Ore mined increased from 0.8 million tons to 1.0 million tons and the strip ratio achieved was 2.40 compared with the September quarter's 2.00.

Operating costs, including gold-in-process movements, decreased from US$31 million (R246 million) in the September quarter to US$28 million (R212 million) in the December quarter. This was mainly due to less milling activity as a result of the SAG mill failure. Total cash cost increased from US$622 per ounce to US$643 per ounce reflecting the decrease in ounces produced.

Operating profit increased from US$18 million (R141 million) in the September quarter to US$21 million (R155 million) in the December quarter.

Capital expenditure increased from US$3 million (R27 million) in the September quarter to US$6 million (R49 million) for the December quarter mainly due to the timing of capital projects. The majority of the capital spend was on exploration activities and the secondary crusher project.

Notional cash expenditure for the quarter was higher at US$791 per ounce compared with the previous quarter's US$637 per ounce mainly as a result of the timing of the capital projects and the lower production.

Gold production for the March 2010 quarter is estimated to be higher than the December quarter due to higher mechanical availability of the plant. Capital expenditure is expected to be higher due to the secondary crusher project and an increase in exploration drilling.

The estimate for the March 2010 quarter is as follows:
- Gold produced – 52,000 ounces
- Total cash costs – US$625 per ounce
- Capital expenditure – US$9 million
- Notional cash expenditure – US$790 per ounce

South America region
Peru

Cerro Corona

		Dec 2009	Sep 2009
Gold produced	- 000'oz	34.5	33.4
Copper produced	- tons	10,600	9,100
Total equivalent gold produced	- 000' eq oz	98.4	88.5
Total equivalent gold sold	- 000' eq oz	99.9	89.1
Yield - gold	- g/t	0.7	0.7
- copper	- %	0.71	0.62
- combined	- g/t	2.0	1.8
Total cash cost	- US$/eq oz	378	349
Notional cash expenditure	- US$/eq oz	617	599
Gold price *	- US$/oz	1,090	966
Copper price *	- US$/t	6,546	5,779

* Used to calculate total equivalent gold produced

Gold produced increased by 3 per cent from 33,400 ounces in the September quarter to 34,500 ounces in the December quarter. Copper produced increased by 16 per cent from 9,100 tons produced in the September quarter to 10,600 tons produced in the December quarter. During the December quarter concentrate with payable content of 35,600 ounces of gold was sold at an average gold price of US$1,083 per ounce and 10,700 tons of copper was sold at an average copper price of US$6,047 per ton, net of treatment and refining charges. The higher gold and copper production compared with the September quarter was due to higher concentrate production, higher metal recoveries and a higher copper grade of the ore milled.

Total tons mined decreased as planned from 3.91 million tons in the September quarter to 2.63 million tons during the December quarter. The decrease relates to a reduction in waste mining in accordance with the mine plan to increase equipment availability for the construction of the tailings facility. Ore mined at 1.57 million tons was 3 per cent lower than September quarter's 1.62 million tons. As a result of the lower waste mined, the strip ratio for the December quarter at 0.7 was half of the September quarter's strip ratio of 1.4.

Ore processed increased from 1.54 million tons in the September quarter to 1.56 million tons in the December quarter, with concentrate production at 49,100 dry tons in the December quarter compared with 41,200 dry tons in the September quarter. Gold yield for the quarter was 0.7 grams per ton, in line with the September quarter and copper yield was 0.71 per cent compared with 0.62 per cent in the September quarter, reflecting the higher copper head grade.

Operating costs, including gold-in-process movements, increased from US$31 million (R241 million) in the September quarter to US$37 million (R277 million) in the December quarter. The increased operating cost was mainly due to an increase in the statutory Workers Legal Participation of profits in line with higher earnings, increased concentrate freight cost and scheduled plant maintenance cost. Total cash cost was US$378 per equivalent ounce sold compared with US$349 per equivalent ounce sold in the September quarter.

Operating profit at US$72 million (R539 million) compares with US$55 million (R431 million) in the September quarter, reflecting higher equivalent ounces and metal prices.

Capital expenditure increased from US$23 million (R176 million) in the September quarter to US$24 million (R183 million) in the December quarter. The majority of the expenditure in the December quarter was spent on construction of the second phase of the Tailings Management Facility.

Notional cash expenditure for the December quarter at US$617 per equivalent ounce was marginally higher than the previous quarter's US$599 per equivalent ounce, mainly due to increased operating cost.

The estimate for the March 2010 quarter is as follows:
- Metals (gold and copper) produced – 100,000 equivalent ounces*
- Gold produced – 36,600 ounces
- Copper produced – 10,200 tons
- Total cash cost – US$355 per equivalent ounce
- Capital expenditure – US$22 million
- Notional cash expenditure – US$575 per equivalent ounce
* Equivalent ounces are based on a gold price of US$1,085 per ounce and copper price of US$6,700 per ton.

Australasia region
Australia

St Ives

		Dec 2009	Sep 2009
Gold produced	- 000'oz	96.0	100.3
Yield - heap leach	- g/t	0.4	0.6
- milling	- g/t	2.2	2.4
- combined	- g/t	1.7	1.9
Total cash cost	- A$/oz	798	841
	- US$/oz	724	698
Notional cash expenditure	- A$/oz	1,149	1,086
	- US$/oz	1,043	901

Gold produced decreased by 4 per cent from 100,300 ounces in the September quarter to 96,000 ounces in the December quarter.

Gold produced from the Lefroy mill decreased by 4 per cent, from 91,700 ounces to 88,000 ounces, due to a decrease in head grade to the mill. Production from the heap leach decreased by 10 per cent, from 8,600 ounces to 7,800 ounces due to a reduced recovery rate.

At the open pit operations total tons of ore mined for the December quarter at 1.64 million tons, was similar to the 1.63 million tons of ore mined in the September quarter. Grade increased from 1.12 grams per ton to 1.30 grams per ton. The increase in grade was mainly due to the commencement of stage one of the Apollo pit. The average strip ratio, including capital waste, increased from 2.9 to 4.7 for the quarter as a result of the commencement of the Apollo pit and a focus on waste removal within the Leviathan pit.

At the underground operations, 370,000 tons of ore was mined at 3.9 grams per ton for the December quarter, compared with 363,400 tons of ore mined at 4.5 grams per ton in the September quarter. The 14 per cent lower average grade was mainly due to lower grades from Belleisle.

Operating costs, including gold-in-process movements, decreased from A$84 million (R545 million) in the September quarter to A$78 million (R532 million) in the December quarter. The decrease in costs was primarily due to a reduction in royalties as a result of the termination last quarter of the Morgan Stanley royalty. Therefore, no royalty was paid in the December quarter compared with A$6 million in the September quarter and A$10 million in the June quarter, giving an effective saving going forward of A$10 million per quarter.

Operating profit increased from A$32 million (R210 million) to A$37 million (R253 million), mainly due to increased Australian dollar gold price and the reduced operating costs.

Capital expenditure increased from A$23 million (R152 million) to A$31 million (R212 million). The increased capital expenditure was primarily due to the commencement of underground development at Athena and pre-stripping of the Apollo open pit which is now providing higher grade open pit ore.

Notional cash expenditure increased from A$1,086 per ounce (US$901 per ounce) in the September quarter to A$1,149 per ounce (US$1,043 per ounce) as a result of the increased capital expenditure.

The estimate for the March 2010 quarter is as follows:
- Gold produced – 100,000 ounces
- Total cash cost* – A$755 per ounce (US$680 per ounce)
- Capital expenditure* – A$31 million (US$28 million)
- Notional cash expenditure* – A$1,140 per ounce (US$1,030 per ounce)
- * Based on A$1=US$0.90.

Agnew

		Dec 2009	Sep 2009
Gold produced	- 000'oz	46.9	45.9
Yield	- g/t	5.8	6.1
Total cash cost	- A$/oz	509	566
	- US$/oz	461	470
Notional cash expenditure	- A$/oz	856	819
	- US$/oz	777	679

Gold production increased 2 per cent from 45,900 ounces in the September quarter to 46,900 ounces in the December quarter. Tons processed increased from 235,000 tons in the September quarter to 250,000 tons in the December quarter with yield marginally lower at 5.8 grams per ton due to increased milling of low grade stockpiles.

Ore mined from underground increased by 4 per cent from 147,000 tons in the September quarter at a head grade of 9.5 grams per ton to 153,000 tons in the December quarter at a head grade of 10.6 grams per ton. The grade increase was due to mining predominantly in Kim Lode, with only minimal production from the lower grade Main Lode.

Operating costs, including gold-in-process movements, decreased 13 per cent from A$26 million (R171 million) in the September quarter to A$23 million (R158 million) in the December quarter. Costs remained steady with lower processing costs counter-balancing higher mining costs. Gold-in-process movements had a net positive impact of A$4 million when compared with the prior quarter. Total cash cost per ounce decreased from A$566 per ounce (US$470 per ounce) in the September quarter to A$509 per ounce (US$461 per ounce) in the December quarter.

Operating profit increased from A$26 million (R170 million) in the September quarter to A$34 million (R229 million) in the December quarter. This was primarily due to increased revenue resulting from the higher Australian dollar gold price, improved production volumes and the net A$4 million change in gold-in-process movements.

Capital expenditure was higher at A$15 million (R100 million) compared with A$13 million (R81 million) in the September quarter. This was mainly due to additional expenditure on exploration drilling in Kim Lode.

Notional cash expenditure increased from A$819 per ounce (US$679 per ounce) in the September quarter to A$856 per ounce (US$777 per ounce) in the December quarter due to increased capital expenditure.

The estimate for the March 2010 quarter is as follows:
- Gold produced – 48,000 ounces
- Total cash cost* – A$560 per ounce (US$505 per ounce)
- Capital expenditure* – A$14 million (US$12 million)
- Notional cash expenditure* – A$850 per ounce (US$765 per ounce)
- * Based on A$1=US$0.90.

Quarter ended 31 December 2009 compared with quarter ended 31 December 2008

Group attributable gold production increased by 7 per cent from 839,000 ounces for the quarter ended December 2008 to 900,000 ounces for the quarter ended December 2009.

At the South African operations gold production increased from 501,000 ounces to 523,000 ounces. Driefontein's gold production decreased by 4 per cent from 195,000 ounces to 187,000 ounces due to a decrease in volumes mined related largely to safety factors. At Kloof, gold production increased by 3 per cent from 152,000 ounces to 157,000 ounces due to the completion of the refurbishment of Main shaft late in the December 2008 quarter. Beatrix's gold production was flat at 107,000 ounces. South Deep's gold production increased from 47,000 ounces to 72,000 ounces due to the mine being in a build-up phase.

At the West African operations total managed gold production increased from 190,000 ounces for the quarter ended December 2008 to 218,000 ounces for the quarter ended December 2009. Damang's gold production decreased by 11 per cent to 45,000 ounces, due to a 13 day accelerated re-build of the mill during the December 2009 quarter. Tarkwa increased by 24 per cent to 173,000 ounces due to the completion of the expanded CIL plant.

In South America, gold equivalent production at Cerro Corona increased from 62,000 ounces in the December 2008 quarter to 98,000 ounces in the December 2009 quarter. This time last year the mine was still in a build-up phase.

At the Australasian operations gold production decreased by 7 per cent from 154,000 ounces in the December 2008 quarter to 143,000 ounces in the December 2009 quarter. St Ives decreased by 12 per cent from 109,000 ounces to 96,000 ounces. This was mainly due to a reduction in throughput and lower grades from surface and underground ore. Production at Agnew increased by 4 per cent to 47,000 due to increased volumes from the higher grade Kim Lode.

Revenue increased by 14 per cent from R7,074 million (US$718 million) to R8,067 million (US$1,076 million). The 6 per cent higher average gold price at R263,828 per kilogram (US$1,096 per ounce) compares with R250,058 per kilogram (US$792 per ounce) achieved for the quarter ended December 2008. The US dollar strengthened from US$1 = R9.82 to US$1 = R7.49 or 24 per cent, while the rand/Australian dollar weakened by 1 per cent from A$1 = R6.70 to R6.80.

Operating costs, including gold-in-process movements, increased from R4,509 million (US$450 million) to R4,589 million (US$613 million). The increase in costs was mainly due to annual wage increases and increases in electricity costs at the South African operations. Total cash cost for the Group decreased from R153,893 per kilogram (US$487 per ounce) to R147,648 per kilogram (US$613 per ounce) due to increased gold production, partially offset by higher costs.

At the South African operations operating costs increased by 15 per cent from R2,430 million (US$239 million) for the December 2008 quarter to R2,798 million (US$374 million) for the December 2009 quarter. This was due to the annual wage increase, an approximate 36 per cent increase in electricity costs and normal inflationary increases in stores and contractors, partially offset by the cost saving initiatives implemented during the year. Total cash cost at the South African operations increased from R148,944 per kilogram to R165,707 per kilogram as a result of the above.

At the West African operations, operating costs, including gold-in-process movements, were similar at US$110 million. At the South American operation, operating costs including gold-in-process movements at Cerro Corona increased from US$26 million in the December 2008 quarter to US$37 million in the December 2009 quarter in line with the increase in production.

At the Australian operations, operating costs including gold-in-process movements, decreased from A$115 million to A$101 million mainly due to the termination of the Morgan Stanley royalty at St Ives.

Operating profit increased from R2,566 million (US$268 million) to R3,478 million (US$463 million).

After accounting for the above items, amoritsation, sundry costs and taxation, net earnings amounted to R1,409 million (US$187 million), compared with R483 million (US$54 million) for the quarter ended December 2008.

Earnings excluding exceptional items, gains and losses on foreign exchange, financial instruments and gains or losses of associates after taxation, amounted to R1,022 million (US$135 million) for the quarter ended December 2009, compared with R542 million (US$60 million) for the quarter ended December 2008.

Exploration and corporate development

Activities by the Gold Fields Exploration Group remained at a high level during the quarter with drilling programmes on nine greenfields projects in six countries (Australia, Philippines, Peru, Chile, Canada and Kyrgyzstan) as well as at the near mine exploration at St Ives, Agnew and Damang.

In addition to the ongoing exploration projects, the Group maintains an aggressive business development function to seek out and evaluate the most attractive exploration opportunities available for joint ventures or acquisitions largely within the countries and belts in which Gold Fields is currently active.

Advanced drilling projects

At the Chucapaca Project in southern Peru, where Gold Fields expects to earn a 51 per cent interest in a joint venture with Buenaventura during the March quarter (NYSE "BVN"), initial resource delineation drilling continued on the Canahuire target and is scheduled for completion during the March quarter. Initial drilling commenced on the Katrina satellite targets during the quarter. In addition to resource estimation and pit optimisation, other elements of the scoping study (including metallurgical test work, site studies, operating and capital cost estimations) are in progress and on track for completion by the end of March 2010.

At the Talas Project in northern Kyrgyzstan, where Gold Fields can earn up to a 70 per cent interest in a joint venture with Orsu Metals Corporation (TSX: "OSU" and AIM: "OSU"), resource delineation drilling was concluded in November 2009 at the Taldybulak Au-Cu porphyry target. Other key components of the internal scoping study are in progress including metallurgical test work, site layout studies, costing, block modelling and pit optimisations. Internal scoping is expected to be completed during the March quarter.

At the Yanfolila Project (including the Komana and Sankarani Projects) in southern Mali, Gold Fields completed the purchase of all of the outstanding shares of Glencar Mining during the December quarter and now controls a large position (~191,000 hectares) in the Yanfolila Belt. Field activities resumed in October 2009 with an aggressive resource delineation drilling programme

at the Komana East and West deposit areas. Other exploration activities in the belt include initial drilling programmes at the Bokoro targets on the Sankarani licenses and target definition surveys on several prospect areas within the Solona license.

At the Arctic Platinum Project in Finland, a 10-hole, 1,000 metre drilling programme commenced in January 2010 to provide sample material for metallurgical test work which will investigate the complete process from ore preparation through flotation to hydrometallurgical treatment of the flotation concentrate. Other activities to be completed during the year include external engineering reviews of the 2005 and 2008 feasibility studies, and, the 2009 hydrometallurgical process (Platsol) desktop study in order to update the capital and operating costs for the total project as well as external audits and updates of the Konttijärvi, Ahmavaara, Vaaralampi and SK Reef resource models.

Initial drilling projects

At the East Lachlan joint ventures in New South Wales, Australia, where Gold Fields is earning into an 80 per cent interest in four porphyry Au-Cu project areas from Clancy Exploration Ltd (ASX: "CLY"), diamond drilling at the Myall Project has intersected significant sections of potassic alteration with associated sulphide (chalcopyrite-pyrite ± bornite) and quartz veining. At Cowal East a diamond drilling programme is currently testing three targets. Significant potassic magnetite-biotite-pyrite±chalcopyrite alteration of diorite and volcanics was intersected at the Eurowie target which is characteristic of the alteration present in the upper disseminated zone of the Cadia East porphyry Cu-Au deposit. Results are awaited. A detailed aeromagnetic survey has been completed at the Wellington North Project and processing will be completed in the March quarter. Significant copper and zinc anomalism has been identified in aircore drilling at the Currumburrama Option project which is coincident with the main geophysical target zone, and consistent with a Lake Cowal style mineralised system.

At the Batangas joint venture in the Philippines, where Gold Fields can earn up to a 75 per cent interest in a joint venture with Mindoro Resources Ltd. (TSX.V: "MIO"), initial diamond drilling is in progress on the El Paso porphyry Cu-Au target. A project-wide, detailed aeromagnetic survey was completed in December 2009 which is expected to provide a framework for further targeting and focussing exploration over an area of about 28,000 hectares.

At the SBX joint venture in Chile, where Gold Fields can earn up to 90 per cent on three claims held by SBX Asesorias e Inversiones and 100 per cent on a fourth property under a separate option agreement with S.C.M. Aguas Heladas, field activities resumed in October 2009 after the winter hiatus. A CSAMT geophysical survey and follow-up diamond drilling were completed at the Pircas project where scout RC drilling in financial 2009 had intersected significant Au mineralisation associated with oxidised structurally-controlled vuggy silica breccias. Drilling will continue in the March quarter to test a large resistivity anomaly detected by the CSAMT survey.

At the Woodjam Project in B.C., Canada, Gold Fields can earn up to a 75 per cent interest in the Woodjam North joint venture with the Woodjam Partners (Fjordland Exploration Inc. (TSX.V: "FEX") and Cariboo Rose Resources (TSX.V: "CRB")). Field work included geological mapping, soil geochemical sampling, IP-resistivity and gravity geophysical surveys, an aeromagnetics survey and 4,583 metres of initial diamond drilling in 14 holes on the Takom and Deerhorn porphyry Au-Cu targets.

At the Toodoggone joint venture in B.C., Canada, where Gold Fields can earn up to a 75 per cent interest in a joint venture with Cascadero Copper Corp. (TSX.V: "CCD"), the initial diamond drilling programme concluded for the season in October 2009. In December 2009, Gold Fields received written notification from the First Nations tribal groups in the Toodoggone project area stating their opposition to mining and mineral exploration. This declaration contradicts their previous position which had supported the exploration activity. Clarification will be sought in further discussions with the First Nations groups before planning further work on the project.

Near mine exploration

At St. Ives in Western Australia, the outcome of exploration efforts over the past twelve to eighteen months is that the Argo – Athena camp is now recognised as a significant new field and requires an accelerated exploration strategy to support sustainable growth. The exploration team has been tasked to prepare a sustained 3-year exploration programme and budget to advance open pit and underground projects in this camp. Success with new open-pittable resources has also been achieved at Hamlet, Apollo and Dianna, with emerging potential at Yorrick and Poseidon. Additional funding has been granted to accelerate the Hamlet, Poseidon and Yorrick projects.

At Athena the mining of the decline is on schedule. At Yorick South, drilling focused on shallow high grade areas and results from recent reverse circulation (RC) drilling are showing similarities to mineralisation at Hamlet. At Poseidon, diamond and RC drilling are indicating a larger mineralised system than the original models with emerging potential for new open-pittable resources.

Resource definition and extensional drilling programmes continue with encouraging results at the Cave Rocks, Northern Naiad and Argo underground mines. Good progress is being made with the ongoing review and consolidation of modelling and resource estimation at the Revenge, Neptune, and Leviathan surface mines. At Apollo, within the Argo – Athena camp, mining was able to start a month earlier than planned and extensional drilling was completed.

At Agnew, indicative results from the surface directional drilling programme suggest that the Kim Lode below current infra-structure maintains a 4 metre true width averaging +5 grams per ton Au over a strike length of 250-275 metres. The adjacent Edmunds Lode averages a 3 metre true width at +5 grams per ton Au and has a strike length of 80-120 metres. At least one area of bulk mining potential has been identified.

At Damang, the phase 1 drilling programme at Huni Gap within the Greater Damang project has been completed. Assay results have confirmed continuity of mineralisation in this gap between the Huni and DCPB pit shells. To the immediate south of the DPCB, at Juno, drilling has commenced on a combined RC and diamond drilling infill programme within the limits of the previous pit shell. The initial RC drilling is showing prominent veining with sulphide mineralisation in all lithologies below the pit floor. Further to the south, drill pad preparation and resource modelling are in progress at the Nyame and Tamang projects, all of which make up the Greater Damang project. At Abosso Deeps, which is a conglomerate reef underground mining project, the deeper Phase 1B drilling was delayed until mid-January due to the lack of drill rig availability.

At Cerro Corona, in Peru there has been no activity during the quarter. In the aftermath of the community unrest experienced in September 2009 against exploration in the Hualgayoc District, the Gold Fields – Buenaventura joint venture decided to declare an indefinite suspension of field activities. The situation is continually monitored and field activities will resume when appropriate.

Corporate development

Business development activities this quarter included the successful conclusion of two new greenfields exploration deals in South America. One is a joint venture to earn-in up to 70 per cent of selected properties owned by Vena Resources Inc. (TSX.V: "VEM") in the Esquilache District which is located within the region around the Chucapaca Project in Southern Peru. The other is an option to acquire 100 per cent of the Pedernales Project from a private owner. The Pedernales property is located in the vicinity of the SBX joint venture and Pircas projects in northern Chile. Evaluations and negotiations are in progress for other attractive acquisitions and joint ventures close to our existing projects and operations in the Philippines, Australia, Ghana, Mali, Peru and Kyrgyzstan.

Corporate

Appointment to the Gold Fields Board of Directors

On 18 November 2009 Gold Fields announced the appointment of Mr Paul Schmidt CA (SA) as Financial Director with effect from 6 November 2009. Paul was promoted to Chief Financial Officer of the Group on 1 January 2009.

Cash dividend

In line with the company's policy of paying out 50 per cent of its earnings, subject to investment opportunities, an interim dividend has been declared payable to shareholders as follows:

- interim dividend number 72:   50 SA cents per share
- last date to trade cum-dividend: Friday   19 February 2010
- sterling and US dollar
  conversion date: Monday 22 February 2010
- trading commences ex-dividend: Monday 22 February 2010
- record date: Friday   26 February 2010
- payment date: Monday   1 March 2010

Share certificates may not be dematerialised or rematerialised between Monday, 22 February 2010 and Friday, 26 February 2010, both dates inclusive.

Outlook

In the March 2010 quarter attributable gold production is estimated at 850,000 attributable equivalent ounces, with a decrease in production at the South Africa region due to the slow start-up after the Christmas break. Production at all the other regions is expected to increase. Total cash cost is estimated at US$650 per ounce (R156,000 per kilogram) compared with US$613 per ounce (R147,648 per kilogram) in the December quarter. The March estimate is based on an exchange rate of R/US$7.45 and US$/A$0.90, compared with R/US$7.49 and US$/A$0.91 achieved in the December quarter. NCE is estimated at US$950 per ounce (R228,000 per kilogram) compared with US$900 per ounce (R216,830 per kilogram) in the December quarter. The above is subject to the forward looking statement. The estimated financial information has not been reviewed and reported on by Gold Fields' auditors in accordance with Section 8.40 (a) of the Listing Requirements of the JSE Securities Exchange of South Africa.

Basis of accounting

The condensed consolidated preliminary financial information is prepared in accordance with IAS 34 Interim Financial Reporting. The accounting policies and disclosure requirements used in the preparation of this report are consistent with those applied in the previous financial year except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

N.J. Holland
Chief Executive Officer
4 February 2010

Income statement
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	Quarter			Six months to	
SOUTH AFRICAN RAND	**December 2009**	September 2009	December 2008	**December 2009**	December 2008
Revenue	**8,066.9**	7,415.8	7,074.4	**15,482.7**	12,798.0
Operating costs, net	**4,589.0**	4,628.6	4,508.5	**9,217.6**	8,658.2
- Operating costs	**4,665.4**	4,644.1	4,542.3	**9,309.5**	8,775.5
- Gold inventory change	**(76.4)**	(15.5)	(33.8)	**(91.9)**	(117.3)
Operating profit	**3,477.9**	2,787.2	2,565.9	**6,265.1**	4,139.8
Amortisation and depreciation	**1,156.0**	1,173.8	1,032.8	**2,329.8**	1,934.3
Net operating profit	**2,321.9**	1,613.4	1,533.1	**3,935.3**	2,205.5
Net interest paid	**(23.1)**	(49.2)	(164.2)	**(72.3)**	(275.7)
Share of gain/(loss) of associates after taxation	**43.8**	(15.8)	(46.6)	**28.0**	(150.8)
Gain/(loss) on foreign exchange	**7.7**	(62.7)	45.5	**(55.0)**	39.4
Loss on financial instruments	**(54.7)**	(131.8)	(65.9)	**(186.5)**	(121.7)
Share-based payments	**(121.1)**	(120.1)	(94.3)	**(241.2)**	(188.2)
Other	**(25.3)**	(5.4)	(51.5)	**(30.7)**	(72.5)
Exploration	**(167.7)**	(132.8)	(136.1)	**(300.5)**	(203.8)
Profit before taxation and exceptional items	**1,981.5**	1,095.6	1,020.0	**3,077.1**	1,232.2
Exceptional gain/(loss)	**432.0**	666.8	(5.0)	**1,098.8**	109.4
Profit before taxation	**2,413.5**	1,762.4	1,015.0	**4,175.9**	1,341.6
Mining and income taxation	**831.4**	638.1	496.1	**1,469.5**	753.0
- Normal taxation	**403.6**	332.5	119.5	**736.1**	256.4
- Royalties	**107.5**	97.5	79.0	**205.0**	145.6
- Deferred taxation	**320.3**	208.1	297.6	**528.4**	351.0
Net profit	**1,582.1**	1,124.3	518.9	**2,706.4**	588.6
Attributable to:					
- Owners of the parent	**1,408.6**	1,007.2	483.1	**2,415.8**	522.3
- Non-controlling interest	**173.5**	117.1	35.8	**290.6**	66.3
Exceptional items:					
Profit on sale of investments	**30.0**	728.7	1.6	**758.7**	0.7
Profit/(loss) on sale of assets	**0.1**	1.0	(2.9)	**1.1**	(1.0)
Restructuring costs	**2.6**	(5.8)	(2.9)	**(3.2)**	(21.7)
Insurance claim – South Deep	**-**	-	(0.8)	**-**	131.4
Gain on financial instrument	**402.1**	-	-	**402.1**	-
Impairment of investments	**(2.8)**	(57.1)	-	**(59.9)**	-
Total exceptional items	**432.0**	666.8	(5.0)	**1,098.8**	109.4
Taxation	**(57.3)**	(114.6)	0.8	**(171.9)**	(45.3)
Net exceptional items after taxation and minorities	**374.7**	552.2	(4.2)	**926.9**	64.1
Net earnings	**1,408.6**	1,007.2	483.1	**2,415.8**	522.3
Net earnings per share (cents)	**200**	143	74	**343**	80
Diluted earnings per share (cents)	**198**	141	69	**339**	75
Headline earnings	**1,381.4**	451.6	484.1	**1,833.0**	523.0
Headline earnings per share (cents)	**196**	64	74	**260**	80
Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of profit/(loss) of associates after taxation	**1,021.9**	624.8	542.3	**1,646.7**	662.6
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of profit/(loss) of associates after taxation (cents)	**145**	89	83	**234**	101
Gold sold – managed kg	**30,576**	30,750	28,291	**61,326**	54,596
Gold price received R/kg	**263,828**	241,164	250,058	**252,464**	234,413
Total cash cost R/kg	**147,648**	147,343	153,893	**147,495**	153,685

Statement of comprehensive income
International Financial Reporting Standards Basis

	Quarter			Six months to	
SOUTH AFRICAN RAND	**December 2009**	September 2009	December 2008	**December 2009**	December 2008
Net profit for the quarter	**1,582.1**	1,124.3	518.9	**2,706.4**	588.6
Other comprehensive income/(expenses), net of tax	**587.6**	(953.2)	1,442.2	**(365.6)**	(15.8)
Marked to market valuation of listed investments	**(10.9)**	(197.3)	(827.3)	**(208.2)**	(1,710.5)
Currency translation adjustments and other	**608.9**	(846.2)	2,255.6	**(237.3)**	1,604.4
Share of equity investee's other comprehensive income	**0.7**	11.7	13.9	**12.4**	90.3
Deferred taxation on marked to market valuation of listed investments	**(11.1)**	78.6	-	**67.5**	-
Total comprehensive income for the quarter	**2,169.7**	171.1	1,961.1	**2,340.8**	572.8
Attributable to:					
- Owners of the parent	**1,979.0**	78.7	1,892.5	**2,057.7**	474.9
- Non-controlling interest	**190.7**	92.4	68.6	**283.1**	97.9
	2,169.7	171.1	1,961.1	**2,340.8**	572.8

Income statement

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	Quarter			Six months to	
UNITED STATES DOLLARS	**December 2009**	September 2009	December 2008	**December 2009**	December 2008
Revenue	**1,075.6**	948.3	718.1	**2,023.9**	1,457.6
Operating costs, net	**613.0**	591.9	450.0	**1,204.9**	986.1
- Operating costs	**623.0**	593.9	452.6	**1,216.9**	999.5
- Gold inventory change	**(10.0)**	(2.0)	(2.6)	**(12.0)**	(13.4)
Operating profit	**462.6**	356.4	268.1	**819.0**	471.5
Amortisation and depreciation	**154.4**	150.1	103.8	**304.5**	220.3
Net operating profit	**308.2**	206.3	164.3	**514.5**	251.2
Net interest paid	**(3.2)**	(6.3)	(17.0)	**(9.5)**	(31.4)
Share of gain/(loss) of associates after taxation	**5.7**	(2.0)	(3.7)	**3.7**	(17.2)
Gain/(loss) on foreign exchange	**0.8**	(8.0)	5.3	**(7.2)**	4.5
Loss on financial instruments	**(7.5)**	(16.9)	(6.7)	**(24.4)**	(13.9)
Share-based payments	**(16.1)**	(15.4)	(9.3)	**(31.5)**	(21.4)
Other	**(3.3)**	(0.7)	(5.6)	**(4.0)**	(8.3)
Exploration	**(22.3)**	(17.0)	(14.5)	**(39.3)**	(23.2)
Profit before taxation and exceptional items	**262.3**	140.0	112.8	**402.3**	140.3
Exceptional gain/(loss)	**58.3**	85.3	(2.3)	**143.6**	12.5
Profit before taxation	**320.6**	225.3	110.5	**545.9**	152.8
Mining and income taxation	**110.5**	81.6	52.6	**192.1**	85.8
- Normal taxation	**53.7**	42.5	11.5	**96.2**	29.2
- Royalties	**14.3**	12.5	8.0	**26.8**	16.6
- Deferred taxation	**42.5**	26.6	33.1	**69.1**	40.0
Net profit	**210.1**	143.7	57.9	**353.8**	67.0
Attributable to:					
- Owners of the parents	**187.1**	128.7	54.2	**315.8**	59.4
- Non-controlling interest	**23.0**	15.0	3.7	**38.0**	7.6
Exceptional items:					
Profit on sale of investments	**6.0**	93.2	0.2	**99.2**	0.1
Profit/(loss) on sale of assets	**-**	0.1	(0.3)	**0.1**	(0.1)
Restructuring costs	**0.3**	(0.7)	(0.1)	**(0.4)**	(2.5)
Insurance claim – South Deep	**-**	-	(2.1)	**-**	15.0
Gain on financial instrument	**52.6**	-	-	**52.6**	-
Impairment of investments	**(0.6)**	(7.3)	-	**(7.9)**	-
Total exceptional items	**58.3**	85.3	(2.3)	**143.6**	12.5
Taxation	**(7.8)**	(14.7)	0.8	**(22.5)**	(5.2)
Net exceptional items after taxation and minorities	**50.5**	70.6	(1.5)	**121.1**	7.3
Net earnings	**187.1**	128.7	54.2	**315.8**	59.4
Net earnings per share (cents)	**27**	18	8	**45**	9
Diluted earnings per share (cents)	**26**	18	7	**44**	8
Headline earnings	**182.0**	57.7	54.6	**239.7**	59.6
Headline earnings per share (cents)	**26**	8	8	**34**	9
Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of profit/(loss) of associates after taxation	**135.4**	79.9	59.9	**215.3**	75.5
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of profit/(loss) of associates after taxation (cents)	**20**	11	10	**31**	12
South African rand/United States dollar conversion rate	**7.49**	7.82	9.82	**7.65**	8.78
South African rand/Australian dollar conversion rate	**6.80**	6.49	6.70	**6.64**	6.82
Gold sold – managed oz (000)	**983**	989	910	**1,972**	1,755
Gold price received US$/oz	**1,096**	959	792	**1,026**	830
Total cash cost US$/oz	**613**	586	487	**600**	544

Statement of comprehensive income

International Financial Reporting Standards Basis

	Quarter			Six months to	
UNITED STATES DOLLARS	**December 2009**	September 2009	December 2008	**December 2009**	December 2008
Net profit for the quarter	**210.1**	143.7	57.9	**353.8**	67.0
Other comprehensive income/(expenses), net of tax	**(138.0)**	372.8	(776.0)	**234.7**	(914.0)
Marked to market valuation of listed investments	**(1.9)**	(25.3)	(80.7)	**(27.2)**	(194.8)
Currency translation adjustments and other	**(134.9)**	386.5	(696.0)	**251.5**	(729.5)
Share of equity investee's other comprehensive income	**0.1**	1.5	0.7	**1.6**	10.3
Deferred taxation on marked to market valuation of listed investments	**(1.3)**	10.1	-	**8.8**	-
Total comprehensive income/(expenses) for the quarter	**72.1**	516.5	718.1	**588.5**	(847.0)
Attributable to:					
- Owners of the parent	**60.4**	474.8	(676.5)	**535.1**	(801.1)
- Non-controlling interest	**11.7**	41.7	(41.6)	**53.4**	(45.9)
	72.1	516.5	(718.1)	**588.5**	(847.0)

Reconciliation of headline earnings with net earnings

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	SOUTH AFRICAN RAND			UNITED STATES DOLLARS		
	December 2009	September 2009	December 2008	December 2009	September 2009	December 2008
Net earnings	**1,408.6**	1,007.2	483.1	**187.1**	128.7	54.2
Profit on sale of investments	**(30.0)**	(728.7)	(1.6)	**(6.0)**	(93.2)	(0.2)
Taxation effect on sale of investments	**-**	116.6	-	**0.3**	14.9	-
(Profit)/loss on sale of assets	**(0.1)**	(1.0)	2.9	**-**	(0.1)	0.3
Taxation effect of profit/(loss) on sale of fixed assets	**0.1**	0.4	(0.3)	**-**	0.1	-
Impairment of investments and other	**2.8**	57.1	-	**0.6**	7.3	0.3
Headline earnings	**1,381.4**	451.6	484.1	**182.0**	57.7	54.6
Headline earnings per share – cents	**196**	64	74	**26**	8	8

Based on headline earnings as given above divided by 705,213,542 for December 2009 (September 2009 – 704,878,283 and December 2008 – 653,341,082) being the weighted average number of ordinary shares in issue.

Balance sheet

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	SOUTH AFRICAN RAND		UNITED STATES DOLLARS	
	December 2009	June 2009	December 2009	June 2009
Property, plant and equipment	**51,647.5**	48,337.4	**6,751.3**	5,997.2
Goodwill	**4,458.9**	4,458.9	**582.9**	553.2
Non-current assets	**921.8**	886.7	**120.5**	110.0
Investments	**1,646.5**	2,970.8	**215.2**	368.6
Current assets	**7,601.7**	8,548.1	**993.7**	1,060.6
- Other current assets	**5,773.5**	5,744.2	**754.7**	712.7
- Cash and deposits	**1,828.2**	2,803.9	**239.0**	347.9
Total assets	**66,276.4**	65,201.9	**8,663.6**	8,089.6
Shareholders' equity	**44,725.2**	42,669.4	**5,846.4**	5,294.0
Deferred taxation	**6,549.8**	6,128.8	**856.2**	760.4
Long-term loans	**4,822.7**	6,334.3	**630.4**	785.9
Environmental rehabilitation provisions	**2,325.0**	2,267.9	**303.9**	281.4
Post-retirement health care provisions	**21.2**	20.5	**2.8**	2.5
Other long-term provisions	**29.6**	31.2	**3.9**	3.9
Current liabilities	**7,802.9**	7,749.8	**1,020.0**	961.5
- Other current liabilities	**4,128.8**	5,188.6	**539.7**	643.7
- Current portion of long-term loans	**3,674.1**	2,561.2	**480.3**	317.8
Total equity and liabilities	**66,276.4**	65,201.9	**8,663.6**	8,089.6
South African rand/US dollar conversion rate			**7.65**	8.06
South African rand/Australian dollar conversion rate			**6.72**	6.43

Debt maturity ladder

Figures are in millions unless otherwise stated

	F2010	F2011	F2012	F2013 to F2017	Total
Available loan facilities (committed and uncommitted), including preference shares and commercial paper					
R'million	4,712.0	856.4	-	2,500.0	**8,068.4**
US$'million	4.0	321.9	513.0	76.1	**915.0**
Dollar debt translated to rand	30.6	2,462.7	3,923.9	582.2	**6,999.4**
Total (R'm)	**4,742.6**	**3,319.1**	**3,923.9**	**3,082.2**	**15,067.8**
Utilisation – Loan facilities (committed and uncommitted), including preference shares and commercial paper					
R'million	3,410.0	856.4	-	-	**4,266.4**
US$'million	4.0	10.9	461.9	76.1	**552.9**
Dollar debt translated to rand	30.6	83.6	3,533.9	582.3	**4,230.4**
Total (R'm)	**3,440.6**	**940.0**	**3,533.9**	**582.3**	**8,496.8**
Long-term loans per balance sheet (R'm)					**4,822.7**
Current portion of long-term loans per balance sheet (R'm)					**3,674.1**
Total loans per balance sheet (R'm)					**8,496.8**

Exchange rate: US$1 = R7.65 being the closing rate at the end of the December 2009 quarter.

Condensed statement of changes in equity
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	SOUTH AFRICAN RAND				
DECEMBER 2009 QUARTER	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 30 September 2009	**31,478.8**	**(1,944.1)**	**10,319.3**	**2,612.0**	**42,466.0**
Total comprehensive income	-	570.4	1,408.6	190.7	**2,169.7**
Profit for the quarter	-	-	1,408.6	173.5	**1,582.1**
Other comprehensive income	-	570.4	-	17.2	**587.6**
Share-based payments	-	121.1	-	-	**121.1**
Transactions with minority interest	-	-	-	(56.3)	**(56.3)**
Exercise of employee share options	24.7	-	-	-	**24.7**
Balance as at 31 December 2009	**31,503.5**	**(1,252.6)**	**11,727.9**	**2,746.4**	**44,725.2**

	UNITED STATES DOLLARS				
DECEMBER 2009 QUARTER	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 30 September 2009	**4,591.6**	**(597.7)**	**1,413.8**	**354.4**	**5,762.1**
Total comprehensive (expenses)/income	-	(126.7)	187.1	11.7	**72.1**
Profit for the quarter	-	-	187.1	23.0	**210.1**
Other comprehensive (expenses)/income	-	(126.7)	-	(11.3)	**(138.0)**
Share-based payments	-	16.1	-	-	**16.1**
Transactions with minority interest	-	-	-	(7.1)	**(7.1)**
Exercise of employee share options	3.2	-	-	-	**3.2**
Balance as at 31 December 2009	**4,594.8**	**(708.3)**	**1,600.9**	**359.0**	**5,846.4**

	SOUTH AFRICAN RAND				
DECEMBER 2008 QUARTER	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 30 September 2008	**31,371.7**	**(907.3)**	**8,576.3**	**2,177.4**	**41,218.1**
Total comprehensive income	-	1,409.4	483.1	68.6	**1,961.1**
Profit for the quarter	-	-	483.1	35.8	**518.9**
Other comprehensive income	-	1,409.4	-	32.8	**1,442.2**
Dividends paid	-	-	(0.3)	-	**(0.3)**
Share-based payments	-	94.3	-	-	**94.3**
Exercise of employee share options	9.2	-	-	-	**9.2**
Balance as at 31 December 2008	**31,380.9**	**596.4**	**9,059.1**	**2,246.0**	**43,282.4**

	UNITED STATES DOLLARS				
DECEMBER 2008 QUARTER	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 30 September 2008	**4,579.4**	**(868.1)**	**1,211.8**	**274.6**	**5,197.7**
Total comprehensive (expenses)/income	-	(730.7)	54.2	(41.6)	**(718.1)**
Profit for the quarter	-	-	54.2	3.7	**57.9**
Other comprehensive (expenses)/income	-	(730.7)	-	(45.3)	**(776.0)**
Share-based payments	-	9.3	-	-	**9.3**
Exercise of employee share options	1.0	-	-	-	**1.0**
Balance as at 31 December 2008	**4,580.4**	**(1,589.5)**	**1,266.0**	**233.0**	**4,489.9**

Cash flow statement
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

		Quarter		Six months to	
SOUTH AFRICAN RAND	December 2009	September 2009	December 2008	December 2009	December 2008
Cash flows from operating activities	**2,105.1**	1,263.0	1,787.1	**3,368.1**	1,755.4
Profit before tax and exceptional items	**1,981.5**	1,095.6	1,020.0	**3,077.1**	1,232.2
Exceptional items	**432.0**	666.8	(5.0)	**1,098.8**	109.4
Amortisation and depreciation	**1,156.0**	1,173.8	1,032.8	**2,329.8**	1,934.3
Change in working capital	**(949.2)**	(506.6)	(269.2)	**(1,455.8)**	(846.2)
Taxation paid	**(123.4)**	(704.6)	(132.5)	**(828.0)**	(1,045.1)
Other non-cash items	**(391.8)**	(462.0)	141.0	**(853.8)**	370.8
Dividends paid	**-**	(564.1)	(0.3)	**(564.1)**	(784.8)
Ordinary shareholders	**-**	(564.1)	(0.3)	**(564.1)**	(784.8)
Cash flows from investing activities	**(2,008.1)**	(1,781.9)	(2350.2)	**(3,790.0)**	(4,258.1)
Capital expenditure – additions	**(1,967.3)**	(1,746.3)	(2,345.2)	**(3,713.6)**	(4,158.0)
Capital expenditure – proceeds on disposal	**2.5**	3.0	0.2	**5.5**	2.4
Royalty termination	**-**	(1,998.9)	-	**(1,998.9)**	-
Purchase of investments	**(89.1)**	(297.3)	3.5	**(386.4)**	(83.3)
Proceeds on the disposal of investments	**52.7**	2,266.3	-	**2,319.0**	-
Environmental and post-retirement health care payments	**(6.9)**	(8.7)	(8.7)	**(15.6)**	(19.2)
Cash flows from financing activities	**(631.2)**	644.0	(331.4)	**12.8**	2,266.3
Loans received	**3,800.0**	3,369.4	832.5	**7,169.4**	4,120.4
Loans repaid	**(4,455.9)**	(2,738.6)	(1173.1)	**(7,194.5)**	(1,866.0)
Shares issued	**24.7**	13.2	9.2	**37.9**	11.9
Net cash outflow	**(534.2)**	(439.0)	(894.8)	**(973.2)**	(1,021.2)
Translation adjustment	**84.6**	(87.1)	130.3	**(2.5)**	67.5
Cash at beginning of period	**2,277.8**	2,803.9	1,818.1	**2,803.9**	2,007.3
Cash at end of period	**1,828.2**	2,277.8	1,053.6	**1,828.2**	1,053.6

		Quarter		Six months to	
UNITED STATES DOLLARS	December 2009	September 2009	December 2008	December 2009	December 2008
Cash flows from operating activities	**279.2**	165.3	186.1	**444.5**	185.4
Profit before tax and exceptional items	**262.3**	140.0	112.8	**402.3**	140.3
Exceptional items	**58.3**	85.3	(2.3)	**143.6**	12.5
Amortisation and depreciation	**154.4**	150.1	103.8	**304.5**	220.3
Change in working capital	**(125.5)**	(64.8)	(21.9)	**(190.3)**	(96.4)
Taxation paid	**(17.8)**	(86.2)	(18.8)	**(104.0)**	(133.5)
Other non-cash items	**(52.5)**	(59.1)	12.5	**(111.6)**	42.2
Dividends paid	**-**	(72.6)	-	**(72.6)**	(101.9)
Ordinary shareholders	**-**	(72.6)	-	**(72.6)**	(101.9)
Cash flows from investing activities	**(267.9)**	(219.0)	(238.5)	**(486.9)**	(485.0)
Capital expenditure – additions	**(262.1)**	(223.3)	(239.4)	**(485.4)**	(473.6)
Capital expenditure – proceeds on disposal	**0.3**	0.4	-	**0.7**	0.3
Royalty termination	**-**	(257.1)	-	**(257.1)**	-
Purchase of investments	**(12.4)**	(37.2)	1.7	**(49.6)**	(9.5)
Proceeds on the disposal of investments	**7.1**	299.4	-	**306.5**	-
Environmental and post-retirement health care payments	**(0.8)**	(1.2)	(0.8)	**(2.0)**	(2.2)
Cash flows from financing activities	**(83.2)**	68.2	(39.2)	**(15.0)**	296.4
Loans received	**509.1**	433.0	82.7	**942.1**	507.5
Loans repaid	**(595.6)**	(366.5)	(123.0)	**(962.1)**	(212.5)
Shares issued	**3.3**	1.7	1.1	**5.0**	1.4
Net cash outflow	**(71.9)**	(58.1)	(91.6)	**(130.0)**	(105.1)
Translation adjustment	**1.8**	19.3	(28.4)	**21.1**	(36.5)
Cash at beginning of period	**309.1**	347.9	229.3	**347.9**	250.9
Cash at end of period	**239.0**	309.1	109.3	**239.0**	109.3

Hedging / Derivatives

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:

- to protect cash flows at times of significant expenditure;
- for specific debt servicing requirements; and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Gold Fields has various currency financial instruments – those outstanding at 31 December 2009 are described below.

South Africa forward cover contracts*

South African rand forward cover contracts were taken out to cover commitments of the South African operations in various currencies. Outstanding at the end of December 2009 were the following contracts:

- US$/ZAR - US$20 million with a positive marked to market value of US$0.3 million; and
- SEK**/ZAR – SEK3 million with a negative marked to market value of US$0.1 million.

Diesel financial instruments*

Ghana
The West African operations had 18 million litres of Asian style ICE Gasoil call options remaining at the end of December with a strike price of US$0.90 per litre, which equates to a Brent crude price of US$92 per barrel, with final expiry on 28 February 2010. The marked to market value of the above call options purchased was negligible at the end of December 2009.

Australia
The Australian operations had 8 million litres of Asian style Singapore 0.5 Gasoil call options remaining at the end of December with a strike price of US$0.9128 per litre, with a final expiry on 28 February 2010. The marked to market value for the above call options was negligible at the end of December 2009.

Copper financial instruments*

Peru
During June 2009, 8,705 tons or approximately 50 per cent of Cerro Corona's expected copper production for financial 2010 was sold forward for monthly deliveries, starting on 24 June 2009 to 23 June 2010. The average forward price for the monthly deliveries is US$5,001 per ton. An additional 8,705 tons of Cerro Corona's expected copper production for financial 2010 was hedged by means of a zero cost collar, guaranteeing a minimum price of US$4,600 per ton with full participation up to a maximum price of US$5,400 per ton. The marked to market value of the remaining 4,290 tons sold forward and the remaining 4,290 tons under the zero cost collar outstanding at the end of December 2009 was negative by US$16 million.

* Do not qualify for hedge accounting and will be accounted for as derivative financial instruments in the income statement.

** Swedish Krona

Operating and financial results

SOUTH AFRICAN RAND		Total Mine Operations	South Africa Region				
			Total	Driefontein	Kloof	Beatrix	South Deep
Operating Results							
Ore milled/treated (000 tons)	**December 2009**	**14,017**	**3,833**	**1,548**	**1,073**	**817**	**395**
	September 2009	13,559	3,771	1,540	1,041	791	399
	Financial year to date	27,576	7,604	3,088	2,114	1,608	794
Yield (grams per ton)	**December 2009**	**2.2**	**4.2**	**3.8**	**4.6**	**4.1**	**5.6**
	September 2009	2.3	4.3	3.8	4.8	4.3	5.1
	Financial year to date	2.2	4.3	3.8	4.7	4.2	5.4
Gold produced (kilograms)	**December 2009**	**30,529**	**16,257**	**5,825**	**4,887**	**3,318**	**2,227**
	September 2009	30,732	16,386	5,893	5,024	3,437	2,032
	Financial year to date	61,261	32,643	11,718	9,911	6,755	4,259
Gold sold (kilograms)	**December 2009**	**30,576**	**16,257**	**5,825**	**4,887**	**3,318**	**2,227**
	September 2009	30,750	16,386	5,893	5,024	3,437	2,032
	Financial year to date	61,326	32,643	11,718	9,911	6,755	4,259
Gold price received (Rand per kilogram)	**December 2009**	**263,828**	**263,400**	**262,747**	**262,983**	**264,527**	**264,347**
	September 2009	241,164	240,467	240,472	240,605	240,413	240,207
	Financial year to date	252,464	251,889	251,545	251,640	252,258	252,829
Total cash cost (Rand per kilogram)	**December 2009**	**147,648**	**165,707**	**154,678**	**169,306**	**167,722**	**183,655**
	September 2009	147,343	162,553	154,387	162,818	165,900	179,921
	Financial year to date	147,495	164,124	154,531	166,018	166,795	181,874
Notional cash expenditure (Rand per kilogram)	**December 2009**	**216,830**	**242,050**	**208,103**	**233,804**	**220,766**	**380,647**
	September 2009	207,754	233,034	207,416	217,456	215,595	375,344
	Financial year to date	212,277	237,524	207,757	225,517	218,135	378,117
Operating costs (Rand per ton)	**December 2009**	**333**	**730**	**606**	**804**	**705**	**1,066**
	September 2009	343	734	617	815	748	949
	Financial year to date	338	732	611	809	726	1,007
Financial Results (Rand million)							
Revenue	**December 2009**	**8,066.9**	**4,282.1**	**1,530.5**	**1,285.2**	**877.7**	**588.7**
	September 2009	7,415.8	3,940.3	1,417.1	1,208.8	826.3	488.1
	Financial year to date	15,482.7	8,222.4	2,947.6	2,494.0	1,704.0	1,076.8
Operating costs, net	**December 2009**	**4,589.0**	**2,798.2**	**938.2**	**862.7**	**576.1**	**421.2**
	September 2009	4,628.6	2,768.4	950.1	848.2	591.4	378.7
	Financial year to date	9,217.6	5,566.6	1,888.3	1,710.9	1,167.5	799.9
- Operating costs	**December 2009**	**4,665.4**	**2,798.2**	**938.2**	**862.7**	**576.1**	**421.2**
	September 2009	4,644.1	2,768.4	950.1	848.2	591.4	378.7
	Financial year to date	9,309.5	5,566.6	1,888.3	1,710.9	1,167.5	799.0
- Gold inventory change	**December 2009**	**(76.4)**	**-**	**-**	**-**	**-**	**-**
	September 2009	(15.5)	-	-	-	-	-
	Financial year to date	(91.9)	-	-	-	-	-
Operating profit	**December 2009**	**3,477.9**	**1,483.9**	**592.3**	**422.5**	**301.6**	**167.5**
	September 2009	2,787.2	1,171.9	467.0	360.6	234.9	109.4
	Financial year to date	6,265.1	2,655.8	1,059.3	783.1	536.5	276.9
Amortisation of mining assets	**December 2009**	**1,120.2**	**612.7**	**147.1**	**208.1**	**143.0**	**114.5**
	September 2009	1,138.7	606.4	145.5	215.7	143.5	101.7
	Financial year to date	2,258.9	1,219.1	292.6	423.8	286.5	216.2
Net operating profit	**December 2009**	**2,357.7**	**871.2**	**445.2**	**214.4**	**158.6**	**53.0**
	September 2009	1,648.5	565.5	321.5	144.9	91.4	7.7
	Financial year to date	4,006.2	1,436.7	766.7	359.3	250.0	60.7
Other (expenses)/income	**December 2009**	**(235.0)**	**(100.7)**	**(26.9)**	**(21.5)**	**(12.6)**	**(39.7)**
	September 2009	(298.1)	(77.3)	(22.9)	(16.3)	(9.0)	(29.1)
	Financial year to date	(533.1)	(178.0)	(49.8)	(37.8)	(21.6)	(68.8)
Profit/(loss) before taxation	**December 2009**	**2,122.7**	**770.5**	**418.3**	**192.9**	**146.0**	**13.3**
	September 2009	1,350.4	488.2	298.6	128.6	82.4	(21.4)
	Financial year to date	3,473.1	1,258.7	716.9	321.5	228.4	(8.1)
Mining and income taxation	**December 2009**	**758.3**	**252.6**	**146.1**	**45.7**	**55.5**	**5.3**
	September 2009	500.9	164.4	95.9	41.3	35.8	(8.6)
	Financial year to date	1,259.2	417.1	242.0	87.0	91.3	(3.3)
- Normal taxation	**December 2009**	**343.5**	**118.7**	**100.8**	**17.6**	**0.3**	**-**
	September 2009	174.7	40.6	35.6	4.1	0.9	-
	Financial year to date	518.2	159.3	136.4	21.7	1.2	-
- Royalties	**December 2009**	**107.5**	**-**	**-**	**-**	**-**	**-**
	September 2009	97.5	-	-	-	-	-
	Financial year to date	205.0	-	-	-	-	-
- Deferred taxation	**December 2009**	**307.3**	**133.9**	**45.3**	**28.1**	**55.2**	**5.3**
	September 2009	228.7	123.8	60.3	37.2	34.9	(8.6)
	Financial year to date	536.0	257.7	105.6	65.3	90.1	(3.3)
Profit/(loss) before exceptional items	**December 2009**	**1,364.4**	**517.9**	**272.2**	**147.2**	**90.5**	**8.0**
	September 2009	849.5	323.8	202.7	87.3	46.6	(12.8)
	Financial year to date	2,213.9	841.7	474.9	234.5	137.1	(4.8)
Exceptional items	**December 2009**	**3.5**	**3.4**	**1.0**	**2.4**	**-**	**-**
	September 2009	(3.2)	(3.3)	0.8	(0.5)	(3.6)	-
	Financial year to date	0.3	0.1	1.8	1.9	(3.6)	-
Net profit/(loss)	**December 2009**	**1,367.9**	**521.3**	**273.2**	**149.6**	**90.5**	**8.0**
	September 2009	846.3	320.5	203.5	86.8	43.0	(12.8)
	Financial year to date	2,214.2	841.8	476.7	236.4	133.5	(4.8)
Net profit/(loss) excluding gains and losses on foreign exchange, financial instruments and exceptional items	**December 2009**	**1,398.4**	**519.2**	**272.6**	**148.1**	**90.5**	**8.0**
	September 2009	946.9	322.5	203.0	87.1	45.2	(12.8)
	Financial year to date	2,345.3	841.7	475.6	235.2	135.7	(4.8)
Capital expenditure	**December 2009**	**1,954.2**	**1,136.8**	**274.0**	**279.9**	**156.4**	**426.5**
	September 2009	1,740.6	1,050.1	272.2	244.3	149.6	384.0
	Financial year to date	3,694.8	2,186.9	546.2	524.2	306.0	810.5

Operating and financial results

SOUTH AFRICAN RAND		West Africa Region — Ghana			South America Region — Peru	Australasia Region# — Australia		
		Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew
Operating Results								
Ore milled/treated (000 tons)	**December 2009**	**6,574**	**5,452**	**1,122**	**1,564**	**2,046**	**1,796**	**250**
	September 2009	6,357	5,130	1,227	1,538	1,893	1,658	235
	Financial year to date	12,931	10,582	2,349	3,102	3,939	3,454	485
Yield (grams per ton)	**December 2009**	**1.0**	**1.0**	**1.3**	**2.0**	**2.2**	**1.7**	**5.8**
	September 2009	1.1	1.1	1.3	1.8	2.4	1.9	6.1
	Financial year to date	1.1	1.0	1.3	1.9	2.3	1.8	5.9
Gold produced (kilograms)	**December 2009**	**6,773**	**5,369**	**1,404**	**3,062**	**4,437**	**2,982**	**1,455**
	September 2009	7,046	5,446	1,600	2,752	4,548	3,119	1,429
	Financial year to date	13,819	10,815	3,004	5,814	8,895	6,101	2,884
Gold sold (kilograms)	**December 2009**	**6,773**	**5,369**	**1,404**	**3,109**	**4,437**	**2,982**	**1,455**
	September 2009	7,046	5,446	1,600	2,770	4,548	3,119	1,429
	Financial year to date	13,819	10,815	3,004	5,879	8,985	6,101	2,884
Gold price received (Rand per kilogram)	**December 2009**	**265,303**	**266,288**	**261,538**	**262,432**	**264,142**	**263,380**	**265,704**
	September 2009	242,308	242,472	241,750	242,816	240,897	242,001	238,488
	Financial year to date	253,578	254,295	250,999	253,189	252,376	252,450	252,219
Total cash cost (Rand per kilogram)	**December 2009**	**126,369**	**118,719**	**155,627**	**90,897**	**153,730**	**174,413**	**111,340**
	September 2009	128,867	120,804	156,313	87,798	157,432	175,409	118,195
	Financial year to date	127,643	119,769	155,992	89,437	155,604	174,922	114,736
Notional cash expenditure (Rand per kilogram)	**December 2009**	**178,459**	**175,321**	**190,456**	**148,530**	**230,133**	**251,140**	**187,079**
	September 2009	170,466	173,467	160,250	150,618	209,015	226,515	170,819
	Financial year to date	174,383	174,387	174,368	149,518	219,444	238,551	179,022
Operating costs (Rand per ton)	**December 2009**	**135**	**122**	**195**	**174**	**347**	**299**	**689**
	September 2009	145	134	187	155	379	335	693
	Financial year to date	140	128	191	165	362	316	691
Financial Results (Rand million)								
Revenue	**December 2009**	**1,796.9**	**1,429.7**	**367.2**	**815.9**	**1,172.0**	**785.4**	**386.6**
	September 2009	1,707.3	1,320.5	386.8	672.6	1,095.6	754.8	340.8
	Financial year to date	3,504.2	2,750.2	754.0	1,488.5	2,267.6	1,540.2	727.4
Operating costs, net	**December 2009**	**824.0**	**611.9**	**212.1**	**276.7**	**690.1**	**532.2**	**157.9**
	September 2009	902.7	657.2	245.5	241.4	716.1	544.8	171.3
	Financial year to date	1,726.7	1,269.1	457.6	518.1	1,406.2	1,077.0	329.2
- Operating costs	**December 2009**	**885.9**	**667.2**	**218.7**	**271.8**	**709.5**	**537.2**	**172.3**
	September 2009	919.3	689.8	229.5	238.8	717.6	554.7	162.9
	Financial year to date	1,805.2	1,357.0	448.2	510.6	1,427.1	1,091.9	335.2
- Gold inventory change	**December 2009**	**(61.9)**	**(55.3)**	**(6.6)**	**4.9**	**(19.4)**	**(5.0)**	**(14.4)**
	September 2009	(16.6)	(32.6)	16.0	2.6	(1.5)	(9.9)	8.4
	Financial year to date	(78.5)	(87.9)	9.4	7.5	(20.9)	(14.9)	(6.0)
Operating profit	**December 2009**	**972.9**	**817.8**	**155.1**	**539.2**	**481.9**	**253.2**	**228.7**
	September 2009	804.6	663.3	141.3	431.2	379.5	210.0	169.5
	Financial year to date	1,777.5	1,481.1	296.4	970.4	861.4	463.2	398.2
Amortisation of mining assets	**December 2009**	**228.5**	**198.6**	**29.9**	**98.2**	**180.8**		
	September 2009	216.4	186.8	29.6	108.7	207.2		
	Financial year to date	444.9	385.4	59.5	206.9	388.0		
Net operating profit	**December 2009**	**744.4**	**619.2**	**125.2**	**441.0**	**301.1**		
	September 2009	588.2	476.5	111.7	322.5	172.3		
	Financial year to date	1,332.6	1,095.7	236.9	763.5	473.4		
Other (expenses)/income	**December 2009**	**(21.8)**	**(14.1)**	**(7.7)**	**(104.4)**	**(8.1)**		
	September 2009	(20.9)	(16.1)	(4.8)	(194.7)	(5.2)		
	Financial year to date	(42.7)	(30.2)	(12.5)	(299.1)	(13.3)		
Profit/(loss) before taxation	**December 2009**	**722.6**	**605.1**	**117.5**	**336.6**	**293.0**		
	September 2009	567.3	460.4	106.9	127.8	167.1		
	Financial year to date	1,289.9	1,065.5	224.4	464.4	460.1		
Mining and income taxation	**December 2009**	**247.1**	**204.4**	**42.7**	**147.5**	**111.1**		
	September 2009	197.6	158.0	39.6	69.5	69.4		
	Financial year to date	444.7	362.4	82.3	217.0	180.5		
- Normal taxation	**December 2009**	**102.8**	**74.7**	**28.1**	**122.0**	**-**		
	September 2009	53.5	21.0	32.5	80.6	-		
	Financial year to date	156.3	95.7	60.6	202.6	-		
- Royalties	**December 2009**	**53.9**	**42.9**	**11.0**	**24.3**	**29.3**		
	September 2009	51.2	39.6	11.6	19.3	27.0		
	Financial year to date	105.1	82.5	22.6	43.6	56.3		
- Deferred taxation	**December 2009**	**90.4**	**86.8**	**3.6**	**1.2**	**81.8**		
	September 2009	92.9	97.4	(4.5)	(30.4)	42.4		
	Financial year to date	183.3	184.2	(0.9)	(29.2)	124.2		
Profit/(loss) before exceptional items	**December 2009**	**475.5**	**400.7**	**74.8**	**189.1**	**181.9**		
	September 2009	369.7	302.4	67.3	58.3	97.7		
	Financial year to date	845.2	703.1	142.1	247.4	279.6		
Exceptional items	**December 2009**	**-**	**-**	**-**	**0.1**	**-**		
	September 2009	-	-	-	0.1	-		
	Financial year to date	-	-	-	0.2	-		
Net profit/(loss)	**December 2009**	**475.5**	**400.7**	**74.8**	**189.2**	**181.9**		
	September 2009	369.7	302.4	67.3	58.4	97.7		
	Financial year to date	845.2	703.1	142.1	247.6	279.6		
Net profit/(loss) excluding gains and losses on foreign exchange, financial instruments and exceptional items	**December 2009**	**476.8**	**401.9**	**74.9**	**224.0**	**178.4**		
	September 2009	370.8	303.5	67.3	156.6	97.0		
	Financial year to date	847.6	705.4	142.2	380.6	275.4		
Capital expenditure	**December 2009**	**322.8**	**274.1**	**48.7**	**183.0**	**311.6**	**211.7**	**99.9**
	September 2009	281.8	254.9	26.9	175.7	233.0	151.8	81.2
	Financial year to date	604.6	529.0	75.6	358.7	544.6	363.5	181.1

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Operating and financial results

UNITED STATES DOLLARS		Total Mine Operations	South Africa Region				
			Total	Driefontein	Kloof	Beatrix	South Deep
Operating Results							
Ore milled/treated (000 tons)	**December 2009**	14,017	3.833	1,548	1,073	817	395
	September 2009	13,559	3,771	1,540	1,041	791	399
	Financial year to date	27,576	7,604	3,088	2,114	1,608	794
Yield (ounces per ton)	**December 2009**	**0.070**	**0.136**	**0.121**	**0.146**	**0.131**	**0.181**
	September 2009	0.073	0.140	0.123	0.155	0.140	0.164
	Financial year to date	0.071	0.138	0.122	0.151	0.135	0.172
Gold produced (000 ounces)	**December 2009**	**982.1**	**522.7**	**187.3**	**157.1**	**106.7**	**71.6**
	September 2009	988.1	526.8	189.5	161.5	110.5	65.3
	Financial year to date	1,970.1	1,049.5	376.7	318.6	217.2	136.9
Gold sold (000 ounces)	**December 2009**	**983.6**	**522.7**	**187.3**	**157.1**	**106.7**	**71.6**
	September 2009	988.6	526.8	189.5	161.5	110.5	65.3
	Financial year to date	1,972.2	1,049.5	376.7	318.6	217.2	136.9
Gold price received (dollars per ounce)	**December 2009**	**1,096**	**1,094**	**1,091**	**1,092**	**1,098**	**1,098**
	September 2009	959	956	956	957	956	955
	Financial year to date	1,026	1,024	1,023	1,023	1,026	1,028
Total cash cost (dollars per ounce)	**December 2009**	**613**	**688**	**642**	**703**	**696**	**763**
	September 2009	586	647	614	648	660	716
	Financial year to date	600	667	628	675	678	739
Notional cash expenditure (dollars per ounce)	**December 2009**	**900**	**1,005**	**864**	**971**	**917**	**1,581**
	September 2009	826	927	825	865	858	1,493
	Financial year to date	863	966	845	917	887	1,537
Operating costs (dollars per ton)	**December 2009**	**44**	**97**	**81**	**107**	**94**	**142**
	September 2009	44	94	79	104	96	121
	Financial year to date	44	96	80	106	95	132
Financial Results ($ million)							
Revenue	**December 2009**	**1,075.6**	**570.9**	**204.1**	**171.4**	**117.1**	**78.3**
	September 2009	948.3	503.9	181.2	154.6	105.7	62.4
	Financial year to date	2,023.9	1,074.8	385.3	326.0	222.7	140.8
Operating costs, net	**December 2009**	**613.0**	**373.6**	**125.3**	**115.2**	**77.0**	**56.1**
	September 2009	591.9	354.0	121.5	108.5	75.6	48.4
	Financial year to date	1,204.9	727.7	246.8	223.6	152.6	104.6
- Operating costs	**December 2009**	**623.0**	**373.6**	**125.3**	**115.2**	**77.0**	**56.1**
	September 2009	593.9	354.0	121.5	108.5	75.6	48.4
	Financial year to date	1,216.9	727.7	246.8	223.6	152.6	104.6
- Gold inventory change	**December 2009**	**(10.0)**	**-**	**-**	**-**	**-**	**-**
	September 2009	(2.0)	-	-	-	-	-
	Financial year to date	(12.0)	-	-	-	-	-
Operating profit	**December 2009**	**462.6**	**197.3**	**78.8**	**56.3**	**40.1**	**22.2**
	September 2009	356.4	149.9	59.7	46.1	30.0	14.0
	Financial year to date	819.0	347.2	138.5	102.4	70.1	36.2
Amortisation of mining assets	**December 2009**	**149.7**	**81.8**	**19.6**	**27.8**	**19.1**	**15.3**
	September 2009	145.6	77.5	18.6	27.6	18.4	13.0
	Financial year to date	295.3	159.4	38.2	55.4	37.5	28.3
Net operating profit	**December 2009**	**312.9**	**115.5**	**59.1**	**28.4**	**21.0**	**6.9**
	September 2009	210.8	72.3	41.1	18.5	11.7	1.0
	Financial year to date	523.7	187.8	100.2	47.0	32.7	7.9
Other (expenses)/income	**December 2009**	**(31.5)**	**(13.4)**	**(3.6)**	**(2.9)**	**(1.7)**	**(5.3)**
	September 2009	(38.1)	(9.9)	(2.9)	(2.1)	(1.2)	(3.7)
	Financial year to date	(69.6)	(23.3)	(6.5)	(4.9)	(2.8)	(9.0)
Profit/(loss) before taxation	**December 2009**	**281.4**	**102.1**	**55.5**	**25.6**	**19.3**	**1.7**
	September 2009	172.7	62.4	38.2	16.4	10.5	(2.7)
	Financial year to date	454.0	164.5	93.7	42.0	29.9	(1.1)
Mining and income taxation	**December 2009**	**100.0**	**33.5**	**19.4**	**6.1**	**7.4**	**0.7**
	September 2009	64.1	21.0	12.3	5.3	4.6	(1.1)
	Financial year to date	164.1	54.5	31.6	11.4	11.9	(0.4)
- Normal taxation	**December 2009**	**45.4**	**15.6**	**13.3**	**2.3**	**-**	**-**
	September 2009	22.3	5.2	4.6	0.5	0.1	-
	Financial year to date	67.7	20.8	17.8	2.8	0.2	-
- Royalties	**December 2009**	**14.2**	**-**	**-**	**-**	**-**	**-**
	September 2009	12.5	-	-	-	-	-
	Financial year to date	26.6	-	-	-	-	-
- Deferred taxation	**December 2009**	**40.5**	**17.9**	**6.1**	**3.8**	**7.3**	**0.7**
	September 2009	29.3	15.8	7.7	4.8	4.5	(1.1)
	Financial year to date	69.7	33.7	13.8	8.5	11.8	(0.4)
Profit/(loss) before exceptional items	**December 2009**	**181.3**	**68.6**	**36.2**	**19.5**	**12.0**	**1.0**
	September 2009	108.6	41.4	25.9	11.2	6.0	(1.6)
	Financial year to date	289.9	110.0	62.1	30.7	17.9	(0.6)
Exceptional items	**December 2009**	**0.4**	**0.4**	**0.1**	**0.3**	**-**	**-**
	September 2009	(0.4)	0.4	0.1	(0.1)	(0.5)	-
	Financial year to date	-	-	0.2	0.2	(0.5)	-
Net profit/(loss)	**December 2009**	**181.7**	**69.1**	**36.3**	**19.8**	**12.0**	**1.0**
	September 2009	108.2	41.0	26.0	11.1	5.5	(1.6)
	Financial year to date	290.0	110.0	62.3	30.9	17.5	(0.6)
Net profit/(loss) excluding gains and losses on foreign exchange, financial instruments and exceptional items	**December 2009**	**184.7**	**68.8**	**36.2**	**19.6**	**12.0**	**1.0**
	September 2009	121.1	41.2	26.0	11.1	5.8	(1.6)
	Financial year to date	305.8	110.0	62.2	30.7	17.7	(0.6)
Capital expenditure	**December 2009**	**260.4**	**151.6**	**36.6**	**37.3**	**20.9**	**56.8**
	September 2009	222.6	134.3	34.8	31.2	19.1	49.1
	Financial year to date	483.0	285.9	71.4	68.5	40.0	105.9

Average exchange rates were US$1 = R7.49 and US$1 = R7.82 for the December 2009 and September 2009 quarters respectively. The Australian dollar exchange rates were A$1 = R6.80 and A$1 = R6.49 for the December 2009 and September 2009 quarters respectively.

Operating and financial results

23 I GOLD FIELDS RESULTS Q2F2010

UNITED STATES DOLLARS		West Africa Region			South America Region	Australasia Region			AUSTRALIAN DOLLARS		
		Ghana			Peru	Australia #			Australasia Region #		
		Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew	Total	St Ives	Agnew
Operating Results											
Ore milled/treated (000 tons)	December 2009	**6,574**	**5,452**	**1,122**	**1,564**	**2,046**	**1,796**	**250**	**2,046**	**1,796**	**250**
	September 2009	6,357	5,130	1,227	1,538	1,893	1,658	235	1,893	1,658	235
	Financial year to date	12,931	10,582	2,349	3,102	3,939	3,454	485	3,939	3,454	485
Yield (ounces per ton)	December 2009	**0.033**	**0.032**	**0.040**	**0.063**	**0.070**	**0.053**	**0.188**	**0.070**	**0.053**	**0.188**
	September 2009	0.036	0.034	0.042	0.058	0.077	0.060	0.196	0.077	0.060	0.196
	Financial year to date	0.034	0.033	0.041	0.060	0.073	0.057	0.191	0.073	0.057	0.191
Gold produced(000 ounces)	December 2009	**218.1**	**172.8**	**45.3**	**98.4**	**142.9**	**96.0**	**46.9**	**142.9**	**96.0**	**46.9**
	September 2009	226.5	175.1	51.4	88.5	146.2	100.3	45.9	146.2	100.3	45.9
	Financial year to date	444.6	347.9	96.7	186.9	289.1	196.3	92.8	289.1	196.3	92.8
Gold sold (000 ounces)	December 2009	**218.1**	**172.8**	**45.3**	**99.9**	**142.9**	**96.0**	**46.9**	**142.9**	**96.0**	**46.9**
	September 2009	226.5	175.1	51.4	89.1	146.2	100.3	45.9	146.2	100.3	45.9
	Financial year to date	444.6	347.9	96.7	189.0	289.1	196.3	92.8	289.1	196.3	92.8
Gold price received (dollars per ounce)	December 2009	**1,102**	**1,106**	**1,086**	**1,090**	**1,097**	**1,094**	**1,103**	**1,208**	**1,205**	**1,215**
	September 2009	964	964	962	966	958	963	949	1,155	1,160	1,143
	Financial year to date	1,031	1,034	1,021	1,029	1,026	1,026	1,025	1,183	1,182	1,181
Total cash cost (dollars per ounce)	December 2009	**524**	**492**	**643**	**378**	**637**	**724**	**461**	**703**	**798**	**509**
	September 2009	513	480	622	349	626	698	470	754	841	566
	Financial year to date	519	487	633	364	632	711	466	729	819	537
Notional cash expenditure (dollars per ounce)	December 2009	**741**	**728**	**791**	**617**	**956**	**1,043**	**777**	**1,053**	**1,149**	**856**
	September 2009	678	690	637	599	831	901	679	1,002	1,086	819
	Financial year to date	709	709	709	608	892	970	728	1,028	1,117	839
Operating costs (dollars per ton)	December 2009	**18**	**16**	**26**	**23**	**46**	**40**	**92**	**51**	**44**	**101**
	September 2009	18	17	24	20	48	43	89	58	52	107
	Financial year to date	18	17	25	22	47	41	90	55	48	104
Financial Results ($ million)											
Revenue	December 2009	**239.7**	**190.6**	**49.1**	**108.6**	**156.3**	**104.8**	**51.5**	**172.7**	**115.7**	**57.0**
	September 2009	218.3	168.9	49.5	86.0	140.1	96.5	43.6	168.8	116.3	52.5
	Financial year to date	458.1	359.5	98.6	194.6	296.4	201.3	95.1	341.5	232.0	109.5
Operating costs, net	December 2009	**110.3**	**81.9**	**28.4**	**36.9**	**92.2**	**71.1**	**21.1**	**101.4**	**78.3**	**23.2**
	September 2009	115.4	84.0	31.4	30.9	91.6	69.7	21.9	110.3	83.9	26.4
	Financial year to date	225.7	165.9	59.8	67.7	183.8	140.8	43.0	211.8	162.2	49.6
- Operating costs	December 2009	**118.4**	**89.2**	**29.2**	**36.2**	**94.8**	**71.8**	**23.0**	**104.4**	**79.0**	**25.4**
	September 2009	117.6	88.2	29.3	30.5	91.8	70.9	20.8	110.6	85.5	25.1
	Financial year to date	236.0	177.4	58.6	66.7	186.5	142.7	43.8	214.9	164.4	50.5
- Gold inventory change	December 2009	**(8.1)**	**(7.3)**	**(0.8)**	**0.6**	**(2.5)**	**(0.7)**	**(1.9)**	**(2.9)**	**(0.7)**	**(2.2)**
	September 2009	(2.1)	(4.2)	2.0	0.3	(0.2)	(1.3)	1.1	(0.2)	(1.5)	1.3
	Financial year to date	(10.3)	(11.5)	1.2	1.0	(2.7)	(1.9)	(0.8)	(3.1)	(2.2)	(0.9)
Operating profit	December 2009	**129.5**	**108.8**	**20.7**	**71.7**	**64.1**	**33.7**	**30.4**	**71.3**	**37.4**	**33.9**
	September 2009	102.9	84.8	18.1	55.1	48.5	26.9	21.7	58.5	32.4	26.1
	Financial year to date	232.4	193.6	38.7	126.8	112.6	60.5	52.1	129.7	69.8	60.0
Amortisation of mining assets	December 2009	**30.5**	**26.5**	**4.0**	**13.1**	**24.2**			**26.5**		
	September 2009	27.7	23.9	3.8	13.9	26.5			31.9		
	Financial year to date	58.2	50.4	7.8	27.0	50.7			58.4		
Net operating profit	December 2009	**99.0**	**82.3**	**16.7**	**58.6**	**39.8**			**44.7**		
	September 2009	75.2	60.9	14.3	41.2	22.0			26.5		
	Financial year to date	174.2	143.2	31.0	99.8	61.9			71.3		
Other (expenses)/income	December 2009	**(2.9)**	**(1.9)**	**(1.0)**	**(14.2)**	**(1.0)**			**(1.2)**		
	September 2009	(2.7)	(2.1)	(0.6)	(24.9)	(0.7)			(0.8)		
	Financial year to date	(5.6)	(3.9)	(1.6)	(39.1)	(1.7)			(2.0)		
Profit/(loss) before taxation	December 2009	**96.1**	**80.4**	**15.7**	**44.4**	**38.8**			**43.5**		
	September 2009	72.5	58.9	13.7	16.3	21.4			25.7		
	Financial year to date	168.6	139.3	29.3	60.7	60.2			69.3		
Mining and income taxation	December 2009	**32.9**	**27.2**	**5.7**	**19.5**	**14.2**			**16.5**		
	September 2009	25.3	20.2	5.1	8.9	8.9			10.7		
	Financial year to date	58.1	47.4	10.8	28.4	23.1			27.2		
- Normal taxation	December 2009	**13.6**	**9.8**	**3.8**	**16.2**	**-**			**-**		
	September 2009	6.8	2.7	4.2	10.3	-			-		
	Financial year to date	20.4	12.5	7.9	26.5	-			-		
- Royalties	December 2009	**7.2**	**5.7**	**1.5**	**3.2**	**3.7**			**4.3**		
	September 2009	6.5	5.1	1.5	2.5	3.5			4.2		
	Financial year to date	13.7	10.8	3.0	5.7	7.2			8.5		
- Deferred taxation	December 2009	**12.1**	**11.6**	**0.5**	**0.1**	**10.5**			**12.2**		
	September 2009	11.9	12.5	(0.6)	(3.9)	5.4			6.5		
	Financial year to date	24.0	24.1	(0.1)	(3.8)	15.9			18.7		
Profit/(loss) before exceptional items	December 2009	**63.2**	**53.2**	**10.0**	**24.9**	**24.6**			**27.1**		
	September 2009	47.3	38.7	8.6	7.5	12.5			15.1		
	Financial year to date	110.5	91.9	18.6	32.3	37.1			42.1		
Exceptional items	December 2009	-	-	-	-	-			-		
	September 2009	-	-	-	-	-			-		
	Financial year to date	-	-	-	-	-			-		
Net profit/(loss)	December 2009	**63.2**	**53.2**	**10.0**	**24.9**	**24.6**			**27.1**		
	September 2009	47.3	38.7	8.6	7.5	12.5			15.1		
	Financial year to date	110.5	91.9	18.6	32.3	37.1			42.1		
Net profit/(loss) excluding gains and losses on foreign exchange, financial instruments and exceptional items	December 2009	**63.4**	**53.4**	**10.0**	**29.7**	**22.8**			**27.5**		
	September 2009	47.4	38.8	8.6	20.0	12.4			14.9		
	Financial year to date	110.8	92.2	18.6	49.8	35.2			42.4		
Capital expenditure	December 2009	**43.0**	**36.6**	**6.4**	**24.4**	**41.4**	**28.1**	**13.3**	**46.1**	**31.4**	**14.8**
	September 2009	36.0	32.6	3.4	22.5	29.8	19.4	10.4	35.9	23.4	12.5
	Financial year to date	79.0	69.2	9.9	46.9	71.2	47.5	23.7	82.0	54.7	27.3

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit. Figures may not add as they are rounded independently.

Total cash cost
Gold Industry Standards Basis

Figures are in South African rand millions unless otherwise stated

		Total Mine Operations	South Africa Region					West Africa Region			South America Region	Australasia Region		
									Ghana		Peru	Australia		
			Total	Driefontein	Kloof	Beatrix	South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew
Operating costs[1]	**Dec 2009**	**4,665.4**	**2,798.2**	**938.2**	**862.7**	**576.1**	**421.2**	**885.9**	**667.2**	**218.7**	**271.8**	**709.5**	**537.2**	**172.3**
	Sep 2009	4,644.1	2,768.4	950.1	848.2	591.4	378.7	919.3	689.8	229.5	238.8	717.6	554.7	162.9
	Financial year to date	9,309.5	5,566.6	1,888.3	1,710.9	1,167.5	799.9	1,805.2	1,357.0	448.2	510.6	1,427.1	1,091.9	335.2
Gold-in-process and	**Dec 2009**	**(51.1)**	**-**	**-**	**-**	**-**	**-**	**(31.0)**	**(24.9)**	**(6.1)**	**3.7**	**(23.8)**	**(13.2)**	**(10.6)**
inventory change*	Sep 2009	(13.2)	-	-	-	-	-	(10.8)	(26.3)	15.5	2.3	(4.7)	(9.1)	4.4
	Financial year to date	(64.3)	-	-	-	-	-	(41.8)	(51.2)	9.4	6.0	(28.5)	(22.3)	(6.2)
Less:	**Dec 2009**	**30.5**	**22.5**	**9.0**	**7.0**	**4.1**	**2.4**	**2.0**	**1.9**	**0.1**	**3.0**	**3.0**	**2.4**	**0.6**
Rehabilitation costs	Sep 2009	29.7	22.3	8.9	6.9	4.1	2.4	1.6	1.3	0.3	3.1	2.7	2.2	0.5
	Financial year to date	60.2	44.8	17.9	13.9	8.2	4.8	3.6	3.2	0.4	6.1	5.7	4.6	1.1
Production taxes	**Dec 2009**	**6.6**	**6.6**	**0.8**	**3.3**	**1.2**	**1.3**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	Sep 2009	7.7	7.7	1.8	3.5	1.2	1.2	-	-	-	-	-	-	-
	Financial year to date	14.3	14.3	2.6	6.8	2.4	2.5	-	-	-	-	-	-	-
General and admin	**Dec 2009**	**176.8**	**81.8**	**28.2**	**28.3**	**15.5**	**9.8**	**50.9**	**45.9**	**5.0**	**14.2**	**29.9**	**21.2**	**8.7**
	Sep 2009	167.8	82.5	31.4	23.3	17.1	10.7	50.1	43.9	6.2	14.1	21.1	14.6	6.5
	Financial year to date	344.6	164.3	59.6	51.6	32.6	20.5	101.0	89.8	11.2	28.3	51.0	35.8	15.2
Cash operating costs	**Dec 2009**	**4,400.4**	**2,687.3**	**900.2**	**824.1**	**555.3**	**407.7**	**802.0**	**594.5**	**207.5**	**258.3**	**652.8**	**500.4**	**152.4**
	Sep 2009	4,425.7	2,655.9	908.0	814.5	569.0	364.4	856.8	618.3	238.5	223.9	689.1	528.8	160.3
	Financial year to date	8,826.1	5,343.2	1,808.2	1,638.6	1,124.3	772.1	1,658.8	1,212.8	446.0	482.2	1,341.9	1,029.2	312.7
Plus:	**Dec 2009**	**6.6**	**6.6**	**0.8**	**3.3**	**1.2**	**1.3**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Production taxes	Sep 2009	7.7	7.7	1.8	3.5	1.2	1.2	-	-	-	-	-	-	-
	Financial year to date	14.3	14.3	2.6	6.8	2.4	2.5	-	-	-	-	-	-	-
Royalties	**Dec 2009**	**107.5**	**-**	**-**	**-**	**-**	**-**	**53.9**	**42.9**	**11.0**	**24.3**	**29.3**	**19.7**	**9.6**
	Sep 2009	97.4	-	-	-	-	-	51.2	39.6	11.6	19.3	26.9	18.3	8.6
	Financial year to date	204.9	-	-	-	-	-	105.1	82.5	22.6	43.6	56.2	38.0	18.2
TOTAL CASH COST[2]	**Dec 2009**	**4,514.5**	**2,693.9**	**901.0**	**827.4**	**556.5**	**409.0**	**855.9**	**637.4**	**218.5**	**282.6**	**682.1**	**520.1**	**162.0**
	Sep 2009	4,530.8	2,663.6	909.8	818.0	570.2	365.6	908.0	657.9	250.1	243.2	716.0	547.1	168.9
	Financial year to date	9,045.3	5,357.5	1,810.8	1,645.4	1,126.7	774.6	1,763.9	1,295.3	468.6	525.8	1,398.1	1,067.2	330.9
Plus:	**Dec 2009**	**1,094.9**	**612.7**	**147.1**	**208.1**	**143.0**	**114.5**	**197.6**	**168.2**	**29.4**	**99.4**	**185.2**		
Amortisation*	Sep 2009	1,136.4	606.4	145.5	215.7	143.5	101.7	210.6	180.5	30.1	109.0	210.4		
	Financial year to date	2,231.3	1,219.1	292.6	423.8	286.5	216.2	408.2	348.7	59.5	208.4	395.6		
Rehabilitation	**Dec 2009**	**30.5**	**22.5**	**9.0**	**7.0**	**4.1**	**2.4**	**2.0**	**1.9**	**0.1**	**3.0**	**3.0**		
	Sep 2009	29.7	22.3	8.9	6.9	4.1	2.4	1.6	1.3	0.3	3.1	2.7		
	Financial year to date	60.2	44.8	17.9	13.9	8.2	4.8	3.6	3.2	0.4	6.1	5.7		
TOTAL PRODUCTION COST[3]	**Dec 2009**	**5,639.9**	**3,329.1**	**1,057.1**	**1,042.5**	**703.6**	**525.9**	**1,055.5**	**807.5**	**248.0**	**385.0**	**870.3**		
	Sep 2009	5,696.9	3,292.3	1,064.2	1,040.6	717.8	469.7	1,120.2	839.7	280.5	355.3	929.1		
	Financial year to date	11,336.8	6,621.4	2,121.3	2,083.1	1,421.4	995.6	2,175.7	1,647.2	528.5	740.3	1,799.4		
Gold sold	**Dec 2009**	**983.6**	**522.7**	**187.3**	**157.1**	**106.7**	**71.6**	**218.1**	**172.8**	**45.3**	**99.9**	**142.9**	**96.0**	**46.9**
– thousand ounces	Sep 2009	988.6	526.8	189.5	161.5	110.5	65.3	226.5	175.1	51.4	89.1	146.2	100.3	45.9
	Financial year to date	1,972.2	1,049.5	376.7	318.6	217.2	136.9	444.6	347.9	96.7	189.0	289.1	196.3	92.8
TOTAL CASH COST	**Dec 2009**	**613**	**688**	**642**	**703**	**696**	**763**	**524**	**492**	**643**	**378**	**637**	**724**	**461**
– US$/oz	Sep 2009	586	647	614	648	660	716	513	480	622	349	626	698	470
	Financial year to date	600	667	628	675	678	739	519	487	633	364	632	711	466
TOTAL CASH COST	**Dec 2009**	**147,648**	**165,707**	**154,678**	**169,306**	**167,722**	**183,655**	**126,369**	**118,719**	**155,627**	**90,897**	**153,730**	**174,413**	**111,340**
– R/kg	Sep 2009	147,343	162,553	154,387	162,818	165,900	179,921	128,867	120,804	156,313	87,798	157,432	175,409	118,195
	Financial year to date	147,495	164,124	154,531	166,018	166,795	181,874	127,643	119,769	155,992	89,437	155,604	174,922	114,736
TOTAL PRODUCTION COST – US$/oz	**Dec 2009**	**766**	**850**	**754**	**886**	**881**	**981**	**646**	**624**	**730**	**515**	**813**		
	Sep 2009	737	799	718	824	831	919	632	613	697	510	813		
	Financial year to date	751	825	736	855	856	950	640	619	714	512	814		

DEFINITIONS

Total cash cost and Total production cost are calculated in accordance with the Gold Institute Industry standard.

[1] Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.

[2] Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.

[3] Total production cost – Total cash cost plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.

* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.

Average exchange rates were US$1 = R7.49 and US$1 = R7.82 for the December 2009 and September 2009 quarters respectively.

Capital expenditure

Figures are in South African rand millions unless otherwise stated

		Total Mine Operations	South Africa Region					West Africa Region			South America Region	Australasia Region		
									Ghana		Peru		Australia	
			Total	Driefontein	Kloof	Beatrix	South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew
Sustaining capital	**Dec 2009**	**1,394.9**	**680.8**	**244.5**	**279.9**	**156.4**	**-**	**306.8**	**274.1**	**32.7**	**183.0**	**224.3**	**163.8**	**60.5**
	Sep 2009	1,226.9	627.5	233.6	244.3	149.6	-	271.6	254.9	16.7	175.7	152.1	108.8	43.3
	Financial year to date	2,621.8	1,308.3	478.1	524.2	306.0	-	578.4	529.0	49.4	358.7	376.4	272.6	103.8
Project capital	**Dec 2009**	**426.5**	**426.5**	**-**	**-**	**-**	**426.5**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	Sep 2009	384.0	384.0	-	-	-	384.0	-	-	-	-	-	-	-
	Financial year to date	810.5	810.5	-	-	-	810.5	-	-	-	-	-	-	-
Uranium capital	**Dec 2009**	**29.5**	**29.5**	**29.5**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	Sep 2009	38.6	38.6	38.6	-	-	-	-	-	-	-	-	-	-
	Financial year to date	68.1	68.1	68.1	-	-	-	-	-	-	-	-	-	-
Brownfields exploration	**Dec 2009**	**103.3**	**-**	**-**	**-**	**-**	**-**	**16.0**	**-**	**16.0**	**-**	**87.3**	**47.9**	**39.4**
	Sep 2009	91.1	-	-	-	-	-	10.2	-	10.2	-	80.9	43.0	37.9
	Financial year to date	194.4	-	-	-	-	-	26.2	-	26.2	-	168.2	90.9	77.3
Total capital expenditure	**Dec 2009**	**1,954.2**	**1,136.8**	**274.0**	**279.9**	**156.4**	**426.5**	**322.8**	**274.1**	**48.7**	**183.0**	**311.6**	**211.7**	**99.9**
	Sep 2009	1,740.6	1,050.1	272.2	244.3	149.6	384.0	281.8	254.9	26.9	175.7	233.0	151.8	81.2
	Financial year to date	3,694.8	2,186.9	546.2	524.2	306.0	810.5	604.6	529.0	75.6	358.7	544.6	363.5	181.1

Notional cash expenditure[##]

Figures are in South African rand millions unless otherwise stated

		Total Mine Operations	South Africa Region					West Africa Region			South America Region	Australasia Region		
									Ghana		Peru		Australia	
			Total	Driefontein	Kloof	Beatrix	South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew
Operating costs	**Dec 2009**	**4,665.4**	**2,798.2**	**938.2**	**862.7**	**576.1**	**421.2**	**885.9**	**667.2**	**218.7**	**271.8**	**709.5**	**537.2**	**172.3**
	Sep 2009	4,644.1	2,768.4	950.1	848.2	591.4	378.7	919.3	689.8	229.5	238.8	717.6	554.7	162.9
	Financial year to date	9,309.5	5,566.6	1,888.3	1,710.9	1,167.5	799.9	1,805.2	1,357.0	448.2	510.6	1,427.1	1,091.9	335.2
Capital expenditure	**Dec 2009**	**1,954.2**	**1,136.8**	**274.0**	**279.9**	**156.4**	**426.5**	**322.8**	**274.1**	**48.7**	**183.0**	**311.6**	**211.7**	**99.9**
	Sep 2009	1,740.6	1,050.1	272.2	244.3	149.6	384.0	281.8	254.9	26.9	175.7	233.0	151.8	81.2
	Financial year to date	3,694.8	2,186.9	546.2	524.2	306.0	810.5	604.6	529.0	75.6	358.7	544.6	363.5	181.1
Notional cash expenditure	**Dec 2009**	**216,830**	**242,050**	**208,103**	**233,804**	**220,766**	**380,647**	**178,459**	**175,321**	**190,456**	**148,530**	**230,133**	**251,140**	**187,079**
– R/kg	Sep 2009	207,754	233,034	207,416	217,456	215,595	375,344	170,466	173,467	160,250	150,618	209,015	226,515	170,819
	Financial year to date	212,277	237,524	207,757	225,517	218,135	378,117	174,383	174,387	174,368	149,518	219,444	238,551	179,022
Notional cash expenditure	**Dec 2009**	**900**	**1,005**	**864**	**971**	**917**	**1,581**	**741**	**728**	**791**	**617**	**956**	**1,043**	**777**
– US$/oz	Sep 2009	826	927	825	865	858	1,493	678	690	637	599	831	901	679
	Financial year to date	863	966	845	917	887	1,537	709	709	709	608	892	970	728

[##] Notional cash expenditure (NCE) per kilogram (ounce) = operating costs plus capital expenditure divided by gold produced.

Underground and surface

South African rand and metric units

Operating Results	Total Mine Operations		South Africa Region					West Africa Region			South America Region	Australasia Region		
								Ghana			Peru	Australia		
			Total	Driefontein	Kloof	Beatrix	South Deep#	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew
Ore milled / treated (000 ton)														
- underground **December 2009**	**3,015**		**2,501**	**720**	**612**	**786**	**383**	**-**	**-**	**-**	**-**	**514**	**367**	**147**
September 2009	3,086		2,536	708	713	768	347	-	-	-	-	550	362	188
Financial year to date	6,101		5,037	1,428	1,325	1,554	730	-	-	-	-	1,604	729	335
- surface **December 2009**	**11,002**		**1,332**	**828**	**461**	**31**	**12**	**6,574**	**5,452**	**1,122**	**1,564**	**1,532**	**1,429**	**103**
September 2009	10,473		1,235	832	328	23	52	6,357	5,130	1,227	1,538	1,343	1,296	47
Financial year to date	21,475		2,567	1,660	789	54	64	12,931	10,582	2,349	3,102	2,875	2,725	150
- total **December 2009**	**14,017**		**3,833**	**1,548**	**1,073**	**817**	**395**	**6,574**	**5,452**	**1,122**	**1,564**	**2,046**	**1,796**	**250**
September 2009	13,559		3,771	1,540	1,041	791	399	6,357	5,130	1,227	1,538	1,893	1,658	235
Financial year to date	27,576		7,604	3,088	2,114	1,608	794	12,931	10,582	2,349	3,102	3,939	3,454	485
Yield (grams per ton)														
- underground **December 2009**	**6.0**		**6.1**	**7.2**	**7.5**	**4.2**	**6.2**	**-**	**-**	**-**	**-**	**5.3**	**3.6**	**9.3**
September 2009	5.9		6.0	7.3	6.7	4.4	6.5	-	-	-	-	5.3	4.2	7.4
Financial year to date	5.9		6.1	7.2	7.1	4.3	6.3	-	-	-	-	5.3	3.9	8.2
- surface **December 2009**	**1.1**		**0.7**	**0.8**	**0.6**	**1.0**	**0.6**	**1.0**	**1.0**	**1.3**	**2.0**	**1.1**	**1.2**	**0.8**
September 2009	1.2		0.9	0.9	0.8	1.3	0.6	1.1	1.1	1.3	1.8	1.2	1.2	1.0
Financial year to date	1.2		0.8	0.8	0.7	1.1	0.6	1.1	1.0	1.3	1.9	1.2	1.2	0.9
- combined **December 2009**	**2.2**		**4.2**	**3.8**	**4.6**	**4.1**	**5.6**	**1.0**	**1.0**	**1.3**	**2.0**	**2.2**	**1.7**	**5.8**
September 2009	2.3		4.3	3.8	4.8	4.3	5.1	1.1	1.1	1.3	1.8	2.4	1.9	6.1
Financial year to date	2.2		4.3	3.8	4.7	4.2	5.4	1.1	1.0	1.3	1.9	2.3	1.8	5.9
Gold produced (kilograms)														
- underground **December 2009**	**17,981**		**15,274**	**5,168**	**4,598**	**3,288**	**2,220**	-	-	-	-	**2,707**	**1,338**	**1,369**
September 2009	18,215		15,317	5,157	4,749	3,408	2,003	-	-	-	-	2,898	1,514	1,384
Financial year to date	36,196		30,591	10,325	9,347	6,696	4,223	-	-	-	-	5,605	2,852	2,753
- surface **December 2009**	**12,548**		**983**	**657**	**289**	**30**	**7**	**6,773**	**5,369**	**1,404**	**3,062**	**1,730**	**1,644**	**86**
September 2009	12,517		1,069	736	275	29	29	7,046	5,446	1,600	2,752	1,650	1,605	45
Financial year to date	25,065		2,052	1,393	564	59	36	13,819	10,815	3,004	5,814	3,380	3,249	131
- total **December 2009**	**30,529**		**16,257**	**5,825**	**4,887**	**3,318**	**2,227**	**6,773**	**5,369**	**1,404**	**3,062**	**4,437**	**2,982**	**1,455**
September 2009	30,732		16,386	5,893	5,024	3,437	2,032	7,046	5,446	1,600	2,752	4,548	3,119	1,429
Financial year to date	61,261		32,643	11,718	9,911	6,755	4,259	13,819	10,815	3,004	5,814	8,985	6,101	2,884
Operating costs (Rand per ton)														
- underground **December 2009**	**1,040**		**1,084**	**1,212**	**1,378**	**732**	**1,098**	-	-	-	-	**825**	**714**	**1,101**
September 2009	1,003		1,059	1,248	1,170	770	1,083	-	-	-	-	749	695	852
Financial year to date	1,022		1,071	1,230	1,266	751	1,091	-	-	-	-	785	705	961
- surface **December 2009**	**139**		**65**	**79**	**43**	**13**	**58**	**135**	**122**	**195**	**174**	**186**	**192**	**102**
September 2009	148		68	80	43	13	56	145	134	187	155	228	234	57
Financial year to date	143		66	79	43	13	56	140	128	191	165	206	212	88
- total **December 2009**	**333**		**730**	**606**	**804**	**705**	**1,066**	**135**	**122**	**195**	**174**	**347**	**299**	**689**
September 2009	343		734	617	815	748	949	145	134	187	155	379	335	693
Financial year to date	338		732	611	809	726	1,007	140	128	191	165	362	316	691

December quarter includes 24,000 tons (September quarter 40,000 tons) of waste processed from underground. In order to show the yield based on ore mined, the calculation of the yield at South Deep only, excludes the underground waste.

Development results

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres.

Driefontein		December 2009 quarter			September 2009 quarter			Year to date F2010		
	Reef	Carbon Leader	Main	VCR[1]	Carbon Leader	Main[2]	VCR	Carbon Leader	Main	VCR
Advanced	(m)	3,806	577	1,462	3,719	761	1,591	7,525	1,338	3,053
Advanced on reef	(m)	704	37	126	794	20	83	1,498	57	209
Sampled	(m)	603	111	78	672	-	78	1,275	111	156
Channel width	(cm)	72	60	64	73	-	101	73	60	83
Average value -	(g/t)	19.5	6.2	14.2	22.5	-	14.6	21.0	6.2	14.5
-	(cm.g/t)	1,402	369	916	1, 636	-	1,473	1,525	369	1,195

Kloof		December 2009 quarter			September 2009 quarter			Year to date F2010		
	Reef	Kloof	Main	VCR	Kloof	Main	VCR	Kloof	Main	VCR
Advanced	(m)	191	1,388	4,644	214	1,414	4,741	405	2,802	9,385
Advanced on reef	(m)	20	297	823	53	202	665	73	499	1,488
Sampled	(m)	23	243	660	55	126	532	78	369	1,192
Channel width	(cm)	201	91	129	203	145	130	202	109	130
Average value -	(g/t)	17.4	7.6	23.4	14.2	5.8	21.8	15.2	6.8	22.7
-	(cm.g/t)	3,503	691	3,032	2,883	834	2,840	3,066	740	2,946

Beatrix		December 2009 quarter		September 2009 quarter		Year to date F2010	
	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans		
Advanced	(m)	5,837	2,042	5,041	1,973	10,878	4,015
Advanced on reef	(m)	1,192	488	707	410	1,899	898
Sampled	(m)	936	486	582	414	1,518	900
Channel width	(cm)	123	82	128	101	125	90
Average value -	(g/t)	9.8	40.4	5.4	19.7	8.0	29.8
-	(cm.g/t)	1,203	3,296	685	1,985	1,005	2,693

South Deep		December 2009 quarter	September 2009 quarter	Year to date F2010
	Reef	Elsburgs[3,4]	Elsburgs[3,4]	Elsburgs[3,4]
Main Advanced	(m)	2,606	2,715	5,321
- Main above 95 level	(m)	1,394	1,355	2,749
- Main below 95 level	(m)	1,212	1,360	2,572
Advanced on reef	(m)	1,281	1,248	2,529
Average value -	(g/t)	4.8	5.0	4.9

1) 4 Shaft VCR development traversed a low grade area during the quarter however, higher values should be intersected going forward.

2) Ore reserve development in the Main reef is done primarily as secondary prospecting at 8 shaft. During the September quarter no metres were sampled.

3) Trackless development in the Elsburg reefs is evaluated by means of the resource model.

4) Full channel width not fully exposed in development, hence not reported.

Administration and corporate information

Corporate Secretary
Cain Farrel
Tel: (+27)(11) 562 9742
Fax: (+27)(11) 562 9829
e-mail: cain.farrel@goldfields.co.za

Registered Offices
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton 2041
Tel: (+27)(11) 562 9700
Fax: (+27)(11) 562 9829

Secretaries Offices
London
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
United Kingdom
Tel: (+44)(20) 7499 3916
Fax: (+44)(20) 7491 1989

American Depository Receipts Transfer Agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516

US toll-free telephone: (1)(888) 269 2377
Tel: (+1) 201 680 6825
e-mail: shrrelations@bnymellon.com

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

Investor Enquiries
Willie Jacobsz
Tel: (+508) 358 0188
Mobile: (+857) 241 7127
e-mail: wjacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel: (+27)(11) 562 9706
Mobile: (+27)(0) 83 309 6720
e-mail: nikki.catrakilis-wagner@goldfields.co.za

Media Enquiries
Julian Gwillim
Mobile: (+27)(0) 82 452 4389
e-mail: julian.gwillim@goldfields.co.za

Transfer Secretaries
South Africa
Computershare Investor Services
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: (+27)(11) 370 5000
Fax: (+27)(11) 370 5271

United Kingdom
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300 [calls cost 10p a minute
             plus network extras, lines are open
             8.3am-5.3pm Mon-Fri] or
             [from overseas] +44 208 639 3399
Fax: +44 20 8658 3430
e-mail: ssd@capitaregistrars.com

Website
http://www.goldfields.co.za

Listings
JSE / NYSE / NASDAQ Dubai: GFI
NYX: GFLB
SWX: GOLI

Forward Looking Statements
Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, the ability to achieve anticipated cost savings at existing operations; the success of exploration and development activities; decreases in the market price of gold or copper; hazards associated with underground and surface gold mining; work stoppages related to health and safety incidents; labour disruptions; the ability to manage and maintain access to current and future sources of liquidity, capital and credit; changes in government regulations, particularly environmental regulations and new legislation affecting mining and mineral rights; changes in exchange rates, currency devaluations, inflation and other macro-economic factors; political and social instability in South Africa, Ghana, Peru or regionally in Africa or South America. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Directors

A J Wright *(Chairman)* °
N J Holland *• *(Chief Executive Officer)*
PA Schmidt • *(Chief Financial Officer)*
K Ansah #°
CA Carolus °
R Dañino **°

A R Hill ≠°
J G Hopwood °
R P Menell °
D N Murray °
D M J Ncube °

R L Pennant-Rea *°
C I von Christierson °
G M Wilson °

* British

** Peruvian

Ghanaian

° Independent Director

≠ Canadian

• Non-independent Director

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 04 February 2010

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
         Relations and Corporate Affairs